UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2006

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-8388, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒            Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐            No ☒

This report on Form 6-K is hereby incorporated by reference into the prospectus constituting part of the registration statement on Form F-3 of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (No. 333-11072.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 17, 2006

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

By:	/s/ JUNICHIROU OTsuda
Junichirou Otsuda
Chief Manager
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

MUFG’s Revitalization Plan and New Financial Targets

Tokyo, February 17, 2006— Mitsubishi UFJ Financial Group, Inc. (MUFG; President and CEO: Nobuo Kuroyanagi) has formulated and today submitted to Japan’s Financial Services Agency a new revitalization plan (hereunder, the “new revitalization plan”) in accordance with the Law Concerning Emergency Measures for the Early Strengthening of Financial Functions.

Note: The figures in the new revitalization plan are based on the simple sum of the non-consolidated figures of The Bank of Tokyo-Mitsubishi UFJ and Mitsubishi UFJ Trust and Banking (including separate subsidiaries).

In addition, MUFG has revised its fiscal 2008 consolidated financial targets that were announced on February 18, 2005, and has also set new financial targets for fiscal 2009.

To realize its new revitalization plan and new financial targets, MUFG will focus on a customer-orientated approach and seek to provide the highest level of products and services. By realizing its goal of becoming ‘No.1 in service’, ‘No.1 in reliability’ and ‘No.1 in global scope’, MUFG aims to be a premier, comprehensive and global financial group capable of earning the loyalty of its customers.

1.	The New Revitalization Plan

Leveraging its unparalleled global network and transaction base, MUFG is focused on strengthening profitability. In fiscal 2009, the final year of the new revitalization plan, MUFG is targeting net business profit of ¥1,859.4 billion and net income of ¥945.1 billion, on the basis of the simple sum of the non-consolidated totals of Bank of Tokyo-Mitsubishi UFJ and Mitsubishi UFJ Trust and Banking (including separate subsidiaries). With respect to public funds, subject to the market environment and financial conditions, we would like to aim for full repayment during fiscal 2006.

(For further details, please see the attached Revitalization Plan)

Sum of non-consolidated totals of Bank of Tokyo-Mitsubishi UFJ and Mitsubishi UFJ Trust and Banking

(including divested subsidiaries)	(Billions of Yen)

	FY 2005 Forecast	FY 2006 Plan	FY 2007 Plan	FY 2008 Plan	FY 2009 Plan
Gross profit	2,478.5	2,525.9	2,723.1	3,003.5	3,020.1
Expenses	1,247.1	1,280.7	1,273.9	1,237.0	1,160.7
Expense ratio (%)	50.3%	50.7%	46.8%	41.2%	38.4%
Net business profit	1,231.4	1,245.1	1,449.2	1,766.5	1,859.4
Net income	1,152.6	599.1	688.5	869.9	945.1

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2.	New Financial Targets (MUFG Consolidated)

In light of the current economic situation, as shown below, we have revised our original targets for fiscal 2008 to reflect our revised outlook for domestic interest rates and credit-related costs, as well as the additional costs required to enhance stability and reliability during systems integration. For fiscal 2008, we are now targeting consolidated net operating profit of approximately ¥2,400 billion and consolidated net income of approximately ¥1,000 billion. For fiscal 2009, we are targeting consolidated net operating profit of approximately ¥2,500 billion and consolidated net income of approximately ¥1,100 billion.

(Billions of Yen)

	FY 2005 Forecasts*1	FY 2008 New targets	FY 2009 New targets	FY 2008 targets (announced Feb, 2005)

Consolidated net operating profit*[2]	Approx. 1,650.0	Approx. 2,400.0	Approx. 2,500.0	Approx. 2,500.0

Consolidated expense ratio	Approx. 55%	Approx. 45%	40-45%	40-45%

Consolidated net income	Approx. 1,170.0	Approx. 1,000.0	Approx.1,100.0	Approx. 1,100.0

Consolidated ROE	—	Approx. 15%	Approx. 15%	Approx. 17%

*1	Includes FY2005 (April to September) results of the former UFJ Holdings.

*2	Before eliminations for internal net operating profit transactions and consolidation adjustments (Managerial accounts basis), but excluding dividend income from subsidiaries.

*3	Assuming public fund balance is the same as the end of 2005 balance.

3.	Benefits of Integration (synergies)

(1) Cost synergies

	Target amount		Main components*1

Cost synergies	FY 2008	Approx. ¥150.0 billion (Annual cost reduction in FY 2008)

Personnel expenses: Approx. ¥10.0 bn

Systems expenses: Approx. ¥40.0 bn

Branch integration/closure: Approx. ¥10.0-20.0 bn

Head office expenses, etc.: Approx. ¥50.0-60.0 bn

Subsidiaries related: Approx. ¥30.0 bn

	FY 2009	Approx. ¥220.0 billion (Annual cost reduction in FY 2009)

Personnel expenses: Approx. ¥20.0 bn

Systems expenses: Approx. ¥80.0-90.0 bn

Branch integration/closure: Approx. ¥20.0 bn

Head office expenses, etc: Approx. ¥60.0 bn

Subsidiaries related: Approx. ¥30.0 bn

*[1]	Except for “subsidiaries related”, the figures above represent the aggregate non-consolidated figures of Group banks, trust banks and security firms.

•	As a result of measures to enhance systems integration, lower cost synergies from the reduction of personnel and systems expenses are expected in fiscal 2008. Nevertheless, by amalgamating closely located branches, promoting the branch-within-a-branch system (through which overlapping branches will be eliminated) and by integrating headquarters and other operations, we aim to reduce headquarters and branch expenses and target annual cost synergies of approximately ¥150.0 billion in fiscal 2008. Furthermore, following systems integration, in fiscal 2009 we aim to realize approximately ¥220.0 billion of annual cost synergies.

*1	In the five years until fiscal 2009, integration costs such as systems integrations and the integration and closure of branches are expected to average approx. ¥90.0 billion per year.

*2	In fiscal 2005, in addition to integration costs we expect to incur approx. ¥290.0 billion in non-recurring and special losses (mainly non-cash expenses, including write-offs and additions to reserves).

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(2) Revenue synergies

	Target amount*1		Main business areas where synergies expected

Revenue synergies	FY 2008	Approx. ¥40.0 billion (Annual increase in gross profit in FY 2008)

Retail: Sales of investment products, housing loans, credit card business, etc.

Corporate: Investment banking business, settlement business, overseas business, real estate business, etc.

Trust Assets: Improved product development capabilities, out-sourcing business, etc.

	FY 2009	Approx. ¥70.0 billion (Annual increase in gross profit in FY 2009)

*[1]	Net increases resulting from revenue synergies in fiscal 2008 and 2009.

•	In sales of investment products such as annuities and investment trusts, we aim to steadily achieve results by providing leading-edge products and services that appropriately meet customer needs. We will also aim to achieve steady progress in investment banking and the settlement business by combining the accumulated expertise of each group.

•	In the growth area of consumer finance, UFJ Nicos, which was created from the merger of UFJ Card and Nippon Shinpan in October 2005, will merge with and DC Card in April 2007. Through that merger and other means, we intend to steadily strengthen our capabilities as a comprehensive financial group.

•	In terms of revenue synergies, we will strive to realize synergies and aim to realize revenue synergies in line with our initial target of approximately ¥40 billion in fiscal 2008, and approximately ¥70 billion in fiscal 2009.

4.	Business Portfolio

•	In order to realize this plan, the Group will further strengthen its three core businesses (Retail, Corporate and Trust Assets). We will seek to create a balanced business portfolio with a sound, stable profit structure and in fiscal 2009 we aim to raise the contribution of the three core businesses to 90% of total net operating profit. The Retail business in particular has promising growth prospects, and we aim to raise its contribution to over 35% of total net operating profit.

•	In the Retail business, through product development achieved through a series of global strategic alliances and other initiatives in areas such as investment products, housing loans, consumer finance, and inheritance/real estate, we will seek to deliver products and services of the highest international standards and aim to ensure the highest level of customer satisfaction. We aim to increase Retail net operating profit by around 2.5 times in fiscal 2009 compared to a forecasted level of approximately ¥360.0 billion in fiscal 2005. We believe that this target is fully achievable through expanding the strongly performing investment product sales, securities intermediation, consumer finance and housing loans businesses, along with the benefits of the consolidation of UFJ Nicos implemented in October last year.

•	In the Corporate business, we aim to consolidate our leading market share in transactions with Japanese companies, both in Japan and overseas, by utilizing our global resources in banking, trust banking and securities. We aim to deliver the highest quality services and innovative products that meet customer needs, and to increase Corporate net operating profit by 30-35% in fiscal 2009 from a forecasted level of ¥1,050.0 billion in fiscal 2005. Despite the anticipated negative effects of share adjustment by borrowers, we aim to further enhance profitability by expanding consolidated income through leveraging our comprehensive financial capabilities in areas such as investment banking, securities and real estate; by strengthening our nationwide branch network through the active establishment of streamlined branches; by enhancing our SME business through increasing sales staff; and by bolstering our domestic and international settlements business.

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•	In the Trust Assets business, we will aim to enhance our product lineup in both asset management and asset administration, and to provide services to meet various customer needs, based on an efficient system that leverages economies of scale. We aim to increase Trust Assets net operating profit by over 2.5 times in fiscal 2009 compared to a forecasted level of approximately ¥33.0 billion in fiscal 2005.

5.	Full integration of systems

•	In recognition of the impact that the integration of the Group bank’s systems has on customer services and the financial markets, as well as the Group’s social responsibilities and the vital need to maintain the trust of society at large, avoid systems failure and ensure the reliable and stable integration of our systems, we have set the objective of commencing the transfer to the commercial bank’s new IT system from the first half of 2008.

•	Furthermore, from the perspective of minimizing risk during the transfer to the new system, we intend to steadily increase the number of branches using the new system over about six months using a Branch Group Transfer program and to release new products and services in batches prior to Brand Group Transfer. Through these measures, we aim to provide services to customers gradually using the new system, starting from the middle of 2008.

•	With respect to the trust bank, the domestic accounts, trust assets management, stock transfer and other businesses will be gradually transferred to the new system. This transfer is expected to be effectively completed during fiscal 2007.

•	With respect to customer services, as a result of the integration of our main subsidiaries following the October 2005 mergers that created Mitsubishi UFJ Trust and Banking and Mitsubishi UFJ Securities, and the January 2006 merger that created Bank of Tokyo-Mitsubishi UFJ, we have established a framework in which each Group company collaborates to deliver products and services in a flexible manner to a broader and deeper customer base.

•	In particular, we have greatly enhanced convenience for retail customers by establishing a foundation from which customers can fully utilize the new bank’s network for core services. Looking ahead, based on this foundation, we aim to provide high-quality services, rapidly develop the branch-within-a-branch concept and actively pursue further improvements in customer service and cost reductions.

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*         *         *

The macro-economic assumptions used in the new revitalization plan and financial targets

	FY 2005	FY 2006	FY 2007	FY 2008	FY 2009
3M Tibor (period average)	0.09%	0.24%	0.37%	0.46%	0.48%
10 year JGB yield (period average)	1.45%	1.89%	1.94%	2.07%	2.13%
Yen/Dollar (at end of period)	105	105	105	105	105
Real GDP growth rate (annual rate)	2.68%	1.59%	1.49%	1.81%	2.14%

Contact:

Mitsubishi UFJ Financial Group, Inc.

Public Relations Division

Tel: 81-3-3240-7651

The foregoing forward-looking statements and other information relating to MUFG (such statements and information are hereafter referred to as the “Forward-Looking Statements”) are not historical facts and include, reflect or are otherwise based upon, among other things, MUFG’s current projections, views, policies, business strategies, targets, expectations, assumptions and evaluations with respect to general economic conditions, the result of operations, financial condition, its management in general and other future events.

Some Forward-Looking Statements represent targets that MUFG’s management will strive to achieve through the successful implementation of the MUFG’s business strategies. Accordingly, they are inherently susceptible to uncertainties, risks and change in circumstances and are not guarantees of future performance. The company may not be successful in implementing its business strategy, and actual results may differ materially, for a wide range of possible reasons. Our actual results may differ materially due to factors such as adverse changes in interest rates, equity prices and economic conditions, as well as increased competition and adverse regulatory developments or changes in relevant laws, government policies or economic controls. For a detailed discussion of these and other factors, please see MUFG’s latest annual report or other publicly available disclosures.

In light of the many risks, uncertainties and possible changes, you are advised not to put undue reliance on the Forward-Looking Statements. MUFG is under no obligation – and expressly disclaim any obligation – to update or alter the Forward-Looking Statements, except as may be required by any applicable laws and regulations or stock exchange rules.

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Summary of Revitalization Plan

February 2006

Mitsubishi UFJ Financial Group

(Bank of Tokyo-Mitsubishi UFJ)

(Mitsubishi UFJ Trust and Banking)

1.	Business rationalization measures

(1)	Business model and business strategy

Through pursuing a thoroughly customer-focused approach and by delivering the highest standard of products and services MUFG aims to be number one in international scope, trustworthiness and customer service and to be a premier, comprehensive, global financial group that benefits from strong customer support.

	Business strategy

•	MUFG has defined Retail, Corporate and Trust Assets (asset management and asset administration) as its three core businesses and has established integrated business groups for each core business. In this way MUFG aims to transcend the boundaries between business types and meet customer needs precisely and promptly.

•	The retail banking business aims to achieve the highest level of customer satisfaction by providing world-class products and services in diverse areas such as sales of investment products, housing loans, consumer finance, inheritance and real estate by enhancing product development through global strategic alliances.

•	The corporate banking business aims to provide top-quality services and innovative products through a broad-ranging and global operational network comprising banking, trust banking and securities businesses and aims to secure a clear lead as the No. 1 financial services provider to Japanese companies in Japan and overseas.

•	The trust assets business aims to enhance its product lineup in both asset management and asset administration and provide full-line services to meet all types of customer needs, based on an efficient system that leverages economies of scale.

‚	Integration benefits – seeking increased efficiency

•	By steadily progressing the operational and systems integration of the Group, whilst aiming for the early realization of cost reductions and other synergy benefits, we will strive to optimize internal resource allocation and the management and procurement of funds in the pursuit of efficiency as an integrated group.

ƒ	Delivering value to customers and society

•	In the first article of its management philosophy the Group states, ‘We will respond promptly and accurately to the diverse needs of our customers around the world and seek to inspire their trust and confidence.’ This customer-focused management approach forms the basis of all our activities.

•	In addition, we have identified the entrustment to the next generation of a better society and environment as the Group’s social responsibility. Through responding to the trust placed in us by customers and shareholders, we will seek to continuously raise corporate value.

„	Strengthening of internal framework

•	As a comprehensive financial group comprising diverse Group companies, MUFG seeks to strengthen its internal control framework.

•	Specifically, to prevent inaccurate reporting and to ensure thorough compliance throughout the Group with relevant laws, we utilize an internal control framework based on the COSO* framework.

•	Furthermore, as a New York Stock Exchange listed company, the Group will comply appropriately with the U.S. Sarbanes-Oxley Act of 2002 and the standards of the SEC, and will maintain a sophisticated internal control and risk management framework that meets the criteria of the new BIS regulations.

•	We have introduced the Balanced Score Card (BSC) as a management control method and will establish a system to monitor consolidated management strategies and measures.

…	Corporate Social Responsibility (CSR)

•	One of the precepts of the management philosophy of MUFG is ‘to contribute to progress toward a sustainable society by assisting with development in the areas in which we operate and conducting our business activities with consideration for the environment’. Based on this commitment, MUFG is actively implementing CSR activities in order to gain the public’s trust and confidence and to be a good corporate citizen.

(2)	Business rationalization plan

•	MUFG aims to maximize its operational efficiency and strive for sustained cost reductions and to reduce its overhead ratio (OHR) to around 38%.

•	Transfer to the commercial bank’s new systems is planned to commence in the first half of 2008 and we plan to gradually provide services to customers under the new system from the middle of 2008. As a result, cost synergies are expected to be fully realized in fiscal 2009. However, prior to this we expect to steadily realize cost synergies by promoting the branch-within-a-branch system and integrating headquarters and other operations.

(Billions of Yen)	FY 3/2005 Actual	FY 3/2006 Forecast	FY 3/2007 Plan	FY 3/2008 Plan	FY 3/2009 Plan	FY 3/2010 Plan
Personnel and Non-personnel expenses	1,092.2	1,180.5	1,217.5	1,209.4	1,175.2	1,098.9
OHR (%)	43.76	49.61	50.69	46.77	41.17	38.42

	Personnel expenses

•	Due to preparations for systems integration, personnel expenses are expected to increase to a peak of ¥443.1 billion in fiscal 2008 and to amount to ¥432.0 billion in fiscal 2009.

•	Through streamlining back-office departments (mainly in our headquarters, eliminating duplication and reallocating staff to strategic business areas, we plan to reduce staff numbers to 34,882 by the end of fiscal 20091, a reduction of 3,916 from the peak at the end of fiscal 2004.

(Billions of Yen)	FY 3/2005 Actual	FY 3/2006 Forecast	FY 3/2007 Plan	FY 3/2008 Plan	FY 3/2009 Plan	FY 3/2010 Plan
Personnel expenses	391.2	427.7	440.9	442.8	443.1	432.0
No. of employees	38,798	38,677	37,050	36,625	36,332	34,882

‚	Non- personnel expenses

•	As a result of systems integration related expenses, non-personnel expenses are expected to rise to a peak of ¥776.6 billion in fiscal 2006 and decline to ¥666.9 billion in fiscal 2009, representing a decline of ¥109.7 billion from the peak.

•	Automation-related expenses are costs required to ensure smooth systems integration and are expected to continue to increase until 2007. In fiscal 2009, they are expected to decrease to ¥244.3 billion, a ¥51.6 billion reduction from the fiscal 2007 peak.

(Billions of Yen)	FY 3/2005 Actual	FY 3/2006 Forecast	FY 3/2007 Plan	FY 3/2008 Plan	FY 3/2009 Plan	FY 3/2010 Plan
Non-personnel expenses	700.9	752.8	776.6	766.6	732.1	666.9
Of which: automation-related	238.6	259.5	293.9	295.9	293.9	244.3
Excluding automation-related	462.3	493.3	482.7	470.7	438.2	422.6

ƒ	Branches

•	From the perspective of enhancing customer convenience, the Group intends to maintain and strengthen the broad and well-balanced network of branches that was created through integration.

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•	From the standpoint of improving efficiency, closely adjacent, overlapping branches will be integrated or closed and by the end of March 2010 we aim to have 565 domestic branches. By pressing ahead to raise efficiency we aim to reduce the number of account-holding branches by 114 by fiscal 2008 through integration as part of the branch-within-a-branch initiative.

•	On the other hand, in order to provide attentive service to customers we plan to open around 15 new, streamlined branches. In addition, in order to provide high-value-added, comprehensive financial services that combine banking, trust banking and services in a one-stop location we will continue to develop MUFG Plazas.

	FY 3/2005 Actual	FY 3/2006 Forecast	FY 3/2007 Plan	FY 3/2008 Plan	FY 3/2009 Plan	FY 3/2010 Plan
No. of domestic branches	684(683)	684(677)	684(598)	688(602)	627(580)	565(562)
Overseas branches	65	47	47	47	47	47

*	Figures in brackets include branch-within-a-branch integrations.

„	Subsidiaries and related companies

•	Related companies with similar functions or that operate in the same business area will be managed efficiently in the light of their strategic importance, resource allocation and their utility to the Group as a whole.

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2.	Summary of Table 1

(Simple sum of figures of the Bank of Tokyo-Mitsubishi UFJ and Mitsubishi UFJ Trust and Banking non-consolidated)

(Billions of Yen)

	FY 3/2005 Actual	Interim 9/2005 Actual	FY 3/2006 Forecast	FY 3/2007 Plan	FY 3/2008 Plan	FY 3/2009 Plan	FY 3/2010 Plan
Gross profit	2,606.5	1,288.0	2,509.4	2,524.7	2,722.0	3,002.4	3,018.9
Expenses	1,146.2	589.5	1,245.2	1,279.7	1,273.0	1,236.1	1,159.8
Net business profit*[1]	1,472.5	699.3	1,265.0	1,245.0	1,449.0	1,766.3	1,859.1
Losses on disposal of bad debts	1,195.4	60.8	131.2	109.8	213.3	200.1	206.1
Equity related gains (losses)	(266.7)	25.2	102.7	0	0	0	0
Ordinary income	(218.8)	568.0	1,092.2	1,063.1	1,197.8	1,503.3	1,608.9
Net income	(369.1)	712.5	1,177.2	599.0	688.4	869.8	944.9
OHR (%)	43.76	45.73	49.61	50.69	46.77	41.17	38.42

(Simple sum of figures of Bank of Tokyo-Mitsubishi UFJ and Mitsubishi UFJ Trust and Banking and separate subsidiaries)

(Billions of Yen)

	FY 3/2005 Actual	Interim 9/2005 Actual	FY 3/2006 Plan	FY 3/2007 Plan	FY 3/2008 Plan	FY 3/2009 Plan	FY 3/2010 Plan
Net business profit*[1]	1,477.0	665.4	1,231.4	1,245.1	1,449.2	1,766.5	1,859.4
Credit-related costs*[2]	1,237.9	58.4	128.8	105.2	195.6	201.0	208.4
Equity related gains (losses)	(302.0)	25.6	104.7	0.0	0.0	0.0	0.0
Ordinary income	(294.7)	534.5	1,060.6	1,063.2	1,198.1	1,503.5	1,609.2
Net income	(395.2)	683.0	1,152.6	599.1	688.5	869.9	945.1

*[1]	Net business profit before additions to allowances for loan losses.

*[2]	Credit-related costs= Allowances for loan losses+ losses on disposal of bad debts.

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3. Measures for the Establishment of a Responsible Management Structure

(1)	Management Philosophy

1.	We will respond promptly and accurately to the diverse needs of our customers around the world and seek to inspire their trust and confidence.

2.	We will offer innovative and high-quality financial services by actively pursuing the cultivation of new business areas and developing new technologies.

3.	We will comply strictly with all laws and regulations and conduct our business in a fair and transparent manner to gain the public’s trust and confidence.

4.	We will seek to inspire the trust of our shareholders by enhancing corporate value through continuous business development and appropriate risk management, and by disclosing corporate information a timely and appropriate manner.

5.	We will contribute to progress toward a sustainable society by assisting with development in the areas in which we operate and conducting our business activities with consideration for the environment.

6.	We will provide the opportunities and work environment necessary for all employees to enhance their expertise and make full use of their abilities.

(2)	Corporate Governance

Based on a system comprising corporate auditors and directors, supplemented by the introduction of external perspectives and a voluntary system of committees, we aim to establish a stable and effective corporate governance framework.

•	The Board of Directors is comprised of 15 directors, of which three are external directors, appointed with the aims of maintaining transparency in decision making and monitoring and supervising directors in the execution of their duties.

•	The Nomination Committee, the Compensation Committee and the Internal Audit & Compliance Committee have been established and report to the Board of Directors. These committees deliberate on, respectively, the appointment of directors, their compensation and internal audit.

•	The Advisory Board meets regularly as an advisory body to the Executive Committee and the member of the Executive Committee discloses the status of operations, explains business policies and receives advice on overall Group management from external experts.

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4.	Measures to avoid outflows of profits through dividends, etc.

(1)	Basic Philosophy

•	In a domestic and international environment characterized by the increasing diversity and sophistication of customer needs, MUFG was created by the integration of Mitsubishi Tokyo Financial Group and the UFJ Holdings as a premier, comprehensive, global financial group that could succeed against competition globally, and the Group aims to expand profits and increase shareholder value while retaining adequate internal reserves.

(2)	Philosophy on Dividends and Directors’ Remuneration

•	In respect of dividends, as a bank holding company with public responsibilities, and in order to strengthen our foundations as a corporation, we review the appropriate level of dividends following consideration of the internal resources of the Group as a whole, the outlook for Group results, the business environment, and other factors.

•	As regards directors’ remuneration, similarly to our philosophy on dividends the appropriate level of remuneration will be considered after careful consideration of the retention of internal reserves, of the outlook for Group business results and other factors.

5.	Timely Lending and Credit Extension

•	The Group aims to significantly expand its business platform by placing a strong emphasis on client relationships and realizing thoroughly client-oriented management.

•	MUFG has identified business with small- and medium-sized enterprises (SMEs) as a priority area for the Group and will continue to proactively respond to the funding needs of these clients, as well as their requirements for a diverse range of financial services.

•	MUFG will support the increasingly diversified and sophisticated business issues of its customers with a full line-up of banking, trust banking and securities functions and aim to raise our market share and become their primary financial services supplier.

(1)	Enhancing business with SMEs

•	The Group will continue its focus on unsecured business loans to actively meet the funding needs of SMEs based on the concepts of “speedy screening” and “no requirement for collateral.

•	The Group will meet the funding needs of SME clients more extensively through “BIZWAY,” a new card for smaller businesses and owner-managed businesses that combines the functions of card-based loans and credit cards.

(2)	Forging new business relationships

•	The Group will focus on forging new business relationships and build a finely-meshed network by opening offices that specialize in business loans in the central areas of Tokyo, Nagoya and Osaka and actively locating specialist SME offices in regional cities where MUFG has yet to establish its presence.

•	MUFG will assign around 600 sales employees specializing in the cultivation of new clients to its domestic corporate banking branches.

(3)	Diversifying products and services

•	Actively develop portfolio management-type financing

•	Grow business through becoming customers’ main bank and main settlement bank

•	Provide new products to smaller enterprises

•	Provide sophisticated financial services including market-type indirect financing, derivatives and liquidity products

•	Enhance client support and relationship building through IPOs, domestic and overseas alliances and business matching

•	Expand provision of retail products (apartment loans etc.)

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(4)	The Internet, Contact Centers and Other Direct Access Channels

•	By combining Internet and IT channels with marketing by sales personnel, the Group will improve contact with customers.

(5)	Proactive support and nurturing of growth companies

•	In combination with sales offices, we will expand our customer base by pursuing a two-pronged approach under which the Promotion Section discovers high growth companies, conducts marketing and taps their growth potential, providing support for preparations for IPOs, etc., while the Screening Section develops screening skills on high growth companies.

•	We will enhance the products and services that are finely-tuned to the development stages of customers in order to support their business development.

(6)	Corporate restructuring and revitalization

•	Expand our corporate revitalization business to include medium-sized and smaller companies.

•	We will offer MBOs, LBOs and M&A strategies, and supply the required funds and aim to contribute to the enhancement of customers’ corporate value both directly and indirectly.

6.	Measures to Secure the Financial Resources to allow the Cancellation or Purchase of Issued Shares and the Redemption or Repayment of Loans using Profits

(1)	Philosophy regarding Cancellation or Purchase of Issued Shares and the Redemption or Repayment of Loans

•	MUFG will endeavor to accumulate adequate internal reserves by strengthening its profit-generating capability. With regard to the government-held preferred shares, subject to approval by the relevant authorities, we will pursue a policy that aims to complete repayment during fiscal 2006.

(2)	Trends in retained earnings

•	In the fiscal year ending March 2006, the sum of the profits available for the payment of dividends of the holding company and Group subsidiary banks is expected to exceed the outstanding amount of ¥820.5 billion of preferred shares.

Profit available for dividends	(Billions of Yen)

	3/2005 Actual	3/2006 Forecast	3/2007 Plan	3/2008 Plan	3/2009 Plan	3/2010 Plan
Reserves	1,849.1	3,215.2	3,727.0	4,335.0	5,125.4	5,992.1
Other capital reserves	477.8	355.8	355.8	355.8	355.8	355.8

*	Simple sum of holding company and Group banks’ figures. 3/2005 figures are for MTFG.

Outline of public funds

Name	Amount issued	Balance	Final conversion date
Class 8 shares	600.0	183.3	August 1, 2008
Class 9 shares	300.0	184.3	March 31, 2009
Class 10 shares	300.0	300.0	March 31, 2009
Class 12 share	200.0	152.9	August 1, 2009

8

7.	Maintaining Financial Soundness and the Sound and Appropriate Management of Business Operations

(1)	Management of various risks

•	The Group will, to the extent possible, monitor various risks arising from its business operations using a unified set of standards in accordance with a basic policy of integrated risk management and control. Furthermore, it will identify, measure, control and monitor these risks with the aim of enhancing its risk management system.

•	The holding company decides the basic risk management policy for the entire Group while each Group company institutes its own risk management system and controls its risks in accordance with this basic policy.

•	The Corporate Risk Management Committee has been established in the holding company to control proactively a wide variety of qualitative and quantitative risks. The committee verifies the status of a wide variety of risks and deliberates on important matters related to risk management and control.

(2)	Credit - granting process for the Management of Assets

•	The MUFG Credit Risk Management Policy is formulated as the integrated framework for Group-wide credit risk management.

•	To operate under a sound credit-granting process, MUFG establishes sound and well-defined credit-granting criteria and maintains an appropriate credit administration, measurement and monitoring process on a Group-wide basis.

(3)	Quality of Assets

Status of non-performing loans as of September 2005

•	FRL disclosed loans: ¥2,485.7 billion (decrease of ¥522.3 billion from end March 31, 2005)

•	Non-performing loans ratio: 2.72% (decrease of 0.6 percentage points from end March 2005)

(Simple sum of Bank of Tokyo-Mitsubishi + Mitsubishi Tokyo Trust and Banking Corporation UFJ Bank + UFJ Trust Bank + separated subsidiaries)

(4)	Policies on charge-offs and reserving

•	In conformity with relevant laws and regulations the Group will carry out unified asset self-assessment, charge-offs and reserving.

9

Revitalization Plan

(According to Article 5 of the Law relating to Emergency Measures for Early Reconstruction of Financial Systems)

February 2006

Mitsubishi UFJ Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi UFJ, Ltd.)

(Mitsubishi UFJ Trust and Banking Corporation)

If, in the future major changes occur, or are expected to occur, in respect of items recorded in the plan these will be reported without delay to the Financial Services Agency of Japan.

The main assumptions of the plan are as follows:

	FY to March 2005	FY to March 2006	FY to March 2007	FY to March 2008	FY to March 2009	FY to March 2010
Real GDP growth rate	1.9%	2.7%	1.6%	1.5%	1.8%	2.1%
Unsecured overnight call rate	0.00%	0.00%	0.10%	0.23%	0.30%	0.3%
3 month TIBOR	0.08%	0.09%	0.24%	0.37%	0.46%	0.48%
10 year JGB yield	1.52%	1.45%	1.89%	1.94%	2.07%	2.13%
Yen/US$	¥107	¥105	¥105	¥105	¥105	¥105
Nikkei Stock Average	¥11,809	¥13,574	¥13,574	¥13,574	¥13,574	¥13,574

Note: The Nikkei Stock Average is assumed to remain at the level recorded at end September 2005.

Contents

1. Monetary amounts and conditions

2. Business Revitalization Measures

3. Measures for the Establishment of a Responsible Management Structure

4. Measures to Avoid Outflows of Profits through Dividends, etc.

5. Timely Lending and Credit Extension

6. Measures to Secure the Financial Resources to allow the Cancellation or Purchase of Issued Shares and the Redemption or Repayment of Loans using Profits

7. Maintaining Financial Soundness and the Sound and Appropriate Management of Business Operations

1.	Monetary amounts and Conditions, etc.

(1) Rationale for this report

On October 1, 2005 the former Mitsubishi Tokyo Financial Group, Inc. and the former UFJ Holdings, Inc. merged to form Mitsubishi UFJ Financial Group, Inc.

As a result, the Plan to Revitalize Management that was submitted by the former UFJ Holdings, Inc. in September 2004 is hereby submitted in revised form based on the provisions of Article 1-2 of the Cabinet Order for the Law Concerning Emergency Measures for the Early Strengthening of the Financial Functions and the guideline entitled Basic Policies on the Revision of Revitalization Plans as announced by the Financial Reconstruction Commission on September 30, 1999.

(2)	Issued amounts, issue conditions and marketability of securities.

(i)	Preferred shares

•	Preferred shares issued by Sanwa Bank, Tokai Bank and Toyo Trust and Banking that were acquired by the Resolution and Collection Bank (now the Resolution and Collection Corporation) became shares issued by the former UFJ Holdings following its formation in April 2001. Subsequently, these preferred shares became preferred shares (as shown below) issued by Mitsubishi UFJ Financial Group, Inc. as a result of the merger on October 1, 2005 of the former Mitsubishi Tokyo Financial Group, Inc. and the former UFJ Holdings, Inc.

Furthermore, in October 2005 a total of ¥323.6 billion was repaid, comprising ¥207.9 billion of Class 8 Preferred Shares and ¥115.7 billion of Class 9 Preferred Shares. In addition, in December 2005 a total of ¥255.9 billion was repaid, comprising ¥208.8 billion of Class 8 Preferred Shares and ¥47.1 billion of Class 12 Preferred Shares. As a result of the total initial outstanding amount of ¥1,400 billion, ¥ 579.5 billion has been repaid resulting in a current outstanding amount of ¥820.5 billion.

	Class 8 Preferred Shares	Class 9 Preferred Shares	Class 10 Preferred Shares	Class 12 Preferred Shares
Initial issue amount	¥600 billion	¥300 billion	¥300 billion	¥200 billion
Current issue amount	¥183.3 billion	¥184.3 billion	¥300 billion	¥152.9 billion
No. of issued shares	200,000 shares	150,000 shares	150,000 shares	200,000 shares
Dividend per share (annual)	¥15,900	¥18,600	¥19,400	¥11,500
Residuary distribution amount	¥3,000,000	¥2,000,000	¥2,000,000	¥1,000,000
Final Conversion date	August 1, 2008	March 31, 2009	March 31, 2009	August 1, 2009
Original issuer	Sanwa Bank	Tokai Bank	Tokai Bank	Toyo Trust and Banking
Original name of issue	First Series Class A Preferred Shares (Type A)	Second Preference Shares (Type A)	Third Preference Shares (Type A)	First Class, Second Series Preferred Stocks
Name of issue at the former UFJ Holdings	Class II Preferred Shares	Class IV Preferred Shares	Class V Preferred Shares	Class VII Preferred Shares

(ii)	Subordinated debt

Subordinated debt issued in March 1999 by Sanwa Bank that was acquired by the Resolution and Collection Bank (now the Resolution and Collection Corporation) became subordinated debt issued by the former UFJ Holdings as shown below but as a result of the exercise of a prior redemption rights clause was repaid prior to September 30, 2005.

Second Series perpetual unsecured subordinated bonds with clause for redemption prior to maturity
Amount	¥100 billion
Interest rate conditions	Until September 30, 2004: 6-month yen LIBOR +0.34% From October 1, 2004: 6-month yen LIBOR +1.34%
Maturity	Perpetual
Original issuer	Sanwa Bank
Original name of issue	Second Series perpetual unsecured subordinated bonds

(3)	Policy on utilization of this capital

Based on the purpose of the Financial Reconstruction Law the Group will aim to maintain a stable capital ratio and a sound business. Through the smooth provision of credit and by delivering the highest quality products and services we aim to be a comprehensive financial group that wins the strong support of customers.

2.	Business Rationalization Measures

(1)	Present Condition and Business Outlook

(i)	Summary

•	In an environment characterized by the increasing diversity and sophistication of customer needs, in order to create a premier, comprehensive, global financial group that could succeed against competition globally and win the strong support of customers the former Mitsubishi Tokyo Financial Group (MTFG) and the former UFJ Group reached basic agreement on management integration in August 2004 and in February 2005 signed an integration agreement including the integration ratio.

•	Following this the aspiration to join the ranks of the top five global financial institutions by market value by fiscal 2008 was established and pursued.

•	On October 1, 2005 the holding companies, the former Mitsubishi Tokyo Financial Group, Inc. and the former UFJ Holdings, Inc. merged to create Mitsubishi UFJ Financial Group, Inc.

•	The group trust banks and securities companies of Mitsubishi UFJ Financial Group (MUFG) also merged on October 1, 2005 to form Mitsubishi UFJ Trust and Banking Corporation and Mitsubishi UFJ Securities, and on January 1, 2006 the group commercial banks merged to form the Bank of Tokyo-Mitsubishi UFJ, Ltd.

•	The former UFJ Group has pursued the strengthening of its profits based on its business revitalization plan and promoted the disposal of non-performing loans. As a result of the full-scale implementation of measures to improve profits including active efforts to resolve the non-performing loan issue, the pursuit of rigorous restructuring and the establishment of a responsible management administration system in the fiscal year to March 2005 it achieved the target of halving its ratio of non-performing loans in accordance with the Financial Revitalization Program (FRL disclosed loans). Furthermore in the interim period to September 2005 the former UFJ Holdings recovered from previous losses to record a consolidated net income of ¥411.0 billion, demonstrating the improvements made to its profitability and financial condition.

•	The former MTFG has been pursuing an integrated Group strategy with an aspiration of joining the ranks of the global top ten financial institutions by market value. As regards the target of halving its ratio of non-performing loans in accordance with the Financial Revitalization Program (FRL disclosed loans), MTFG achieved the target one and a half years early at the end of the interim period of fiscal 2003 and while realizing a strong financial standing has improved and strengthened profits and recorded consolidated net income of ¥300.6 billion in the interim period to September 2005.

•	Furthermore, in September 2005 subordinated public fund debt of ¥100bn was fully repaid by the former UFJ Holdings, Inc.. As regards preferred shares of an initial issued amount of ¥1,400 billion a total of ¥579.5 billion has been repaid (¥323.6 billion in October 2005 and ¥255.9 billion in December 2005) leaving a current balance of ¥820.5 billion.

(ii)	Outlook for the Fiscal year ending March 2006 and future Fiscal Years

Sum of Non-consolidated totals (excluding divested subsidiaries)	(Billions of Yen)

	FY 2006 Forecast	FY 2007 Plan	FY 2008 Plan	FY 2009 Plan	FY 2010 Plan
Operating profit	2,478.5	2,525.9	2,723.1	3,003.5	3,020.1
Expense	1,247.1	1,280.7	1,273.9	1,237.0	1,160.7
Expense ratio	50.3%	50.7%	46.8%	41.2%	38.4%
Net operating profit	1,231.4	1,245.1	1,449.2	1,766.5	1,859.4
Credit related expense	128.8	105.2	195.6	201.0	208.4
Ordinary profit	1,060.6	1,063.2	1,198.1	1,503.5	1,609.2
Net income	1,152.6	599.1	688.5	869.9	945.1

Gross profit

•	We are targeting gross profit of ¥2,478.5 billion in the year to March 2006 and ¥3,020.1 billion in the year to March 2010.

•	In the one to two years following integration some sources of profit are forecast to decline as borrowing shares are adjusted. However, by fully leveraging the strengths of the former MTFG’s global network and the strengths of the former UFJ Group’s domestic settlement functions, while also developing our well-balanced branch network in the Tokyo. Nagoya and Osaka areas we aim to improve customer service and realize revenue enhancing integration synergies.

Expenses

•	We are targeting expenses of ¥1,247.1 billion in the year to March 2006 and ¥1,160.7 billion in the year to March 2010. We aim to reduce the overhead ratio (OHR; Expenses/Gross profit) from 50.3% in the year to March 2006 to 38.4% in the year to March 2010.

•	As regards the integration of the bank’s systems we plan to commence transfer in the first half of 2008. In consequence, one-time integration costs will be incurred up to and including the year ending March 2009, however, in the year ending March 2010 integration benefits including those arising from the integration and closure of branches and from systems integration will be fully realized. We aim to continue to pursue improved business efficiency and the rationalization of operations.

Net business profit

•	We are targeting net business profit of ¥1,231.4 billion in the year to March 2006 and ¥1,859.4 billion in the year to March 2010.

Other non-recurring gains and losses

•	As a result of our active disposal of non-performing loans and as there may be some reversal of allowances for loan losses, future credit-related costs can be expected to level off, we are forecasting credit-related costs of ¥128.8 billion in the year to March 2006 and ¥208.4 billion in the year to March 2010.

Net income

•	We are targeting net income of ¥1,152.6 billion in the year to March 2006 and ¥945.1 billion in the year to March 2010.

(2)	Business Restructuring Measures

(i)	Business Strategy

a). Group business plan

Mitsubishi UFJ Financial Group is a fully-fledged comprehensive financial group comprising top-class credit card, consumer finance, asset management and leasing companies, and an U.S. bank (UBOC), as well as a commercial bank, trust bank and a securities company. Through pursuing a thoroughly customer-focused approach and by delivering the highest standard of products and services the Group aims to be number one in international scope, trustworthiness and customer service and to be a premier, comprehensive, global financial group that benefits from strong customer support.

Business strategy

•	MUFG has defined Retail, Corporate and Trust Assets (asset management and asset administration) as its three core businesses and has established integrated business groups for each core business. In this way MUFG aims to transcend the boundaries between business types and fully meet customer needs in a timely manner.

•	The retail banking business aims to achieve the highest level of customer satisfaction by providing world class products and services in diverse areas such as sales of investment products, housing loans, consumer finance, inheritance and real estate while enhancing product development through global strategic alliances.

•	The corporate banking business aims to provide top-quality services and innovative products through a broad-ranging and global operational network comprising banking, trust banking and securities businesses and aims to secure a clear lead as the No. 1 financial services provider to Japanese companies in Japan and overseas.

•	The trust assets business aims to enhance its product lineup in both asset management and asset administration and provide full-line services to meet all types of customer needs based on an efficient system that leverages economies of scale.

Integration benefits – seeking increased efficiency

•	By steadily progressing the operational and systems integration of the Group, whilst aiming for the early realization of cost reductions and other synergy benefits, we will strive to optimize internal resource allocation and the management and procurement of funds in the pursuit of efficiency as an integrated group.

Delivering value to customers and society

•	In the first article of its management philosophy the Group states, ‘We will respond promptly and accurately to the diverse needs of our customers around the world and seek to inspire their trust and confidence.’ This customer-focused management approach forms the basis of all our activities.

•	In addition, we have identified the entrustment to the next generation of a better society and environment as the Group’s social responsibility. Through responding to the trust placed in us by customers and shareholders, we will seek to continuously raise corporate value.

Strengthening of internal framework

•	As a leading comprehensive financial services group comprising diverse Group companies and as the world’s largest by assets, MUFG seeks to strengthen its internal control framework. Specifically, to prevent inaccurate reporting and to ensure thorough compliance with the law throughout the Group, we utilize an internal control framework based on the COSO* framework. Furthermore, as a New York Stock Exchange listed company, the Group will comply appropriately with the U.S. Sarbanes-Oxley Act of 2002 and the standards of the SEC, and will maintain a sophisticated internal control and risk management framework that meets the criteria of the new BIS regulations. Moreover, we have introduced the Balanced Score Card (BSC) as a management control method and will establish a system to monitor consolidated management strategies and measures.

*	“COSO” is the abbreviation for the Committee of Sponsoring Organizations of the Treadway Commission, which was established in 1985 sponsored by the American Institute of Certified Public Accountants and other organizations. COSO also refers to the internal control framework proposed by the Committee of Sponsoring Organizations of the Treadway Commission. As a standard framework, it has had significant influence on the financial inspection methods of government entities in various countries. In September 2004, COSO expanded the structural elements of internal control systems (first announced in 1992) and also release a more refined COSO ERM (COSO Enterprise Risk Management Framework).

By mobilizing the comprehensive strengths of the Group to execute the strategy outlined above we aim to create new value, and thus maximize corporate value, by delivering high quality and diverse comprehensive financial services to customers faster and in a more integrated way.

b). Corporate Social Responsibility (CSR)

•	One of the precepts of the management philosophy of MUFG is ‘to contribute to progress toward a sustainable society by assisting with development in the areas in which we operate and conducting our business activities with consideration for the environment.’ Based on this commitment MUFG is actively implementing CSR activities in order to gain the public’s trust and confidence and to be a good corporate citizen.

Improving customer service

•	As part of its CSR and customer-focused management, MUFG aims to pursue ongoing service improvements that originate with the customer and in the workplace

•	Each Group company establishes a PDCA (Plan, Do, Check, Act) Cycle, a series of actions to set policies and targets based on the requirements of its customers, develops and offers products and services accordingly, and evaluates products and services based on customer feedback.

•	Through these activities, MUFG aims to focus on the customer, raising customer service standards, achieving continued improvements in the quality of management and further entrenching CSR management practices within the Group.

•	In August 2005 the former Bank of Tokyo-Mitsubishi received the ISO 9001 quality certification. This clearly demonstrated to outside parties the quality of the actions it had taken to achieve continuous improvement of customer service through third party verification and evaluation. It is planned to extend the scope of this evaluation to wholly encompass Bank of Tokyo-Mitsubishi UFJ as a whole.

Approach to environmental issues

•	Easing the burden on the global environment and creating a society and economy that are in balance with the environment are major issues for the people of this century. MUFG is contributing to the realization of a sustainable economy and society by promoting eco-friendly activities such as reducing the amount of photocopying paper used, promoting the use recycled paper, recycling used paper and other waste material and encouraging the wearing of lighter garments in the summer to combat global warming by saving energy. Additionally, each Group company is seeking to contribute to sustainable development and conduct it business operations in an environmentally conscious way.

•	The Bank of Tokyo-Mitsubishi UFJ has formulated an environmental philosophy and policy that includes a commitment to ‘support as far as possible the conservation activities of industries that are compatible with the creation of a sustainable society through our own business activities’. In April 2005, in fulfillment of this philosophy and policy, the headquarters building and all of the banking operations of the former Bank of Tokyo-Mitsubishi were awarded the ISO 14001 certificate for environmental management systems and a diverse array of environmental issues are being addressed.

•	The business plan of Mitsubishi UFJ Trust and Banking identifies its approach to environmental problems as one of its most important issues and expects each of its employees to actively address such issues.

SRI Funds

•	The Group is pursuing its involvement with SRI funds as a part of its CSR commitment within its own business. SRI is an investment method used to evaluate a company based on its commitment to CSR, such as its contribution to society or the environment in addition to evaluation based on financial data. It is thought that the value of a corporation strong in CSR will increase in the long-term, thus SRI may not only be an attractive long-term investment method but also have a positive impact on society and the environment.

•	Mitsubishi UFJ Trust and Banking Corporation sells a new style investment trust Mitsubishi UFJ SRI Fund ‘Family Friendly’ that is managed by Group asset management company Mitsubishi UFJ Asset Management. This fund invests in family-friendly companies, those that are ‘child-, family- and people-friendly’ and ‘adopt a diverse and flexible approach aimed at achieving work-life balance’ while also being attractively priced and is the first fund of its kind in Japan. In October 2005, the fund was awarded the 2005 Annual Good Design Award by the Japan Industrial Design Promotion Organization. Furthermore, Mitsubishi UFJ Asset Management established and is managing ‘Eco Partners’ (Green Wing), which is an environmentally conscious investment trust that actively invests in companies that are pro-active in dealing with environmental issues.

Contributing to communities

•	MUFG is continuing to organize a program that invites children from childcare centers and single mother support centers to take part in an MUFG ‘Experience Class’ in which they can enjoy experiences different from their ordinary lives.

•	In addition to the planning and execution of activities that contribute to the local community by each domestic and overseas branch, the Bank of Tokyo-Mitsubishi UFJ is also involved in social contribution activities through a number of charitable foundations. Additionally, it has also introduced a nationwide support staff volunteer program and other support activities for childcare and single mother support facilities and a scholarship system aimed at overseas students.

•	At Mitsubishi UFJ Trust and Banking voluntary donations by staff are used to fund support for scholarship programs as well as a diversity of art & cultural activities.

c). Retail business strategy

•	The Group’s retail business places its highest priority on the twin aims of enhancing customer satisfaction and maximizing profit. This business aims to build a world-class retail brand through leveraging the highly complementary nature of the former MTFG and UFJ groups and utilizing the entire Group’s strengths. Our aim is not simply business expansion but to pursue quality improvement in the areas of customer satisfaction, employee satisfaction and CSR while providing cutting-edge, global standard services and maintaining a deep level of customer trust based on stable business management and a firm financial footing,

•	Furthermore, by utilizing the numerous strengths created by the merger of the two groups along with the industry’s leading customer base, we aim to rapidly build a retail business with world-class profitability.

(i)	Achieving a high level of customer satisfaction and maximizing profit

•	We are placing great importance on satisfying our customers, and are offering services that will enhance the rate of repeat business. Based on the high degree of customer support, confidence and appreciation that we expect to achieve by creating the highest possible levels of customer satisfaction we aim to greatly expand gross profits while also lowering our expense ratio through significantly enhanced operational efficiencies. Our goal is to secure a world-class level of profitability.

Developing highly convenient channels

•	While pursuing the balanced development of our branch network mainly in the Tokyo-Osaka-Nagoya metropolitan regions we will also provide services that give careful consideration to local regional characteristics.

•	Although we will merge and phase out some branches in areas where there is duplication, as there is little overlap in the Chubu and Kinki regions closures are expected to be minimal. In the Tokyo metropolitan region we plan to combine or close duplicated branches as appropriate, but this will be confined to areas that are over-served by our branch network, minimizing the effect on customer convenience.

•	The Group is moving ahead to increase customer convenience with plans to develop across MUFG the range of services that have been introduced under the UFJ24 brand. In response to the need for customers to be able to carry out transactions on holidays, weekends and after hours on weekdays, we are working to provide a full range of remote contact service channels, including stand-alone ATMs, convenience store ATMs, direct banking, and ACMs (Automated Consulting and contact Machines). We will build a sophisticated retail network that will be able to accurately and speedily respond to a wide range of customer needs, including branches specializing in customer consultation and in settlement services. We are also introducing measures to increase levels of customer satisfaction by reducing waiting times at branches and providing services to let customers check likely waiting times in advance.

Comprehensive financial services combining banking, trust banking and securities business

•	Through close cooperation between the Group’s banking, trust banking, and securities companies under the integrated business group headquarters we are formulating an integrated business strategy through which we can rapidly and precisely meet a diverse range of customer needs. For example, in our securities intermediation business some 400 employees have been assigned from the securities company to the Group bank and trust bank so that we can offer more sophisticated securities functions to our bank and trust bank customers. In the future, we will expand to all aspects of retail operations our dynamic operational management that extends beyond the boundaries of the separate entities of banking, trust banking and securities.

•	We are also developing joint branches through which we can provide our high-added-value comprehensive financial services of banking, trust banking and securities to customers in an integrated and flexible manner. In practical terms, in addition to creating joint branches at area points where two or more of the bank, trust bank and securities company have branches, we are transforming some of our branches (at least 100) into one-stop branches of an appropriate scale where customers will be able to find all the financial services they will need under one roof—including securities brokerage, Trust agency services and ACMs.

Business strategies for each customer segment

•	We will offer a diverse and comprehensive range of financial services that will accurately meet the different needs of each customer segment. Through the optimal branch layout and targeting for each customer segment, we will offer the most appropriate products and services to realize maximum customer satisfaction.

Customers requesting financial advice

•	We will assign a skilled account manager to each individual customer. Through visits to customers as well as consultation with them at special areas of branches, the account managers will offer sophisticated products and services tailor-made to individual customer needs.

•	We will also meet the needs of corporate owners rapidly and accurately by establishing a specialized headquarters department and also actively formulating proposals for such matters as the management of their assets and the inheritance of their business.

•	We will also market investment products such as annuity insurance, investment trusts, and foreign currency deposits, and provide securities intermediation services and arrange apartment loans and trust services for real estate and inheritance.

Customers wishing to build financial assets

•	We aim to offer financial services that match the needs of each individual customer mainly through providing consultation at branches.

•	While encouraging customers to visit branches through promotional campaigns and telephone calls from call centers, we aim to shorten waiting times at branches by expanding appointment systems to increase levels of customer convenience.

•	We are working to further increase the appeal of the products that form the mainstay of the services that we provide to this customer segment including investment products (mainly principal protected and cumulative investment products), housing loans, consumer finance and comprehensive cards. We will also greatly strengthen services such as Main Bank and AllOne that are directly linked to the advantages that customers can gain from concentrating their business with the Group.

Customers primarily seeking transaction services

•	We are working to meet the needs of customers seeking quick service at low cost by enhancing the functions of remote-contact channels such as ACMs, and direct channels.

•	We are also continuing to focus on our branches, ATMs and convenience store ATMs, to strengthen our cash-point services. We are also leveraging information technology in our account settlement-related services as we endeavor to improve levels of customer convenience.

•	We will also offer convenient, low-interest-rate consumer finance products, such as our Comprehensive Card, to expand sales to customer in this segment.

Strategies for main products and services

Through enhancing our marketing strengths and R&D functions we intend to make our products and services even more competitive while developing business strategies that leveraging the Group’s strengths and special capabilities. In particular we aim to actively strengthen and develop the five main businesses lines of asset management, securities intermediation, housing and apartment loans, consumer finance and inheritance/real estate as pillars of Group profits.

Asset management

•	Future changes in the composition of personal financial assets are expected to greatly expand opportunities for the sale of investment products. In such an environment MUFG, with Japan’s leading customer base and largest deposit balance of individuals’ financial assets, will aim to strengthen and expand revenues by expanding the sale of investment products.

•	Specifically, through strategic alliances with leading global companies including Manulife, AIG, AXA, Millea, Merrill Lynch we aim to expand sales of investment products by developing cutting-edge, new products and services, and strategically increasing the number of staff responsible for customer service.

•	In addition, we aim to increase consulting capability and strengthen compliance by thoroughly training staff responsible for customer service.

Securities intermediation

•	Our huge customer base and branch network set us apart from other financial groups and securities companies and we intend to leverage these strengths to the fullest extent by developing an integrated retail securities strategy as a comprehensive financial group and achieve a major expansion of our securities intermediation business.

•	Specifically, we aim to implement a major expansion of our line up of products and services beyond its current focus on foreign currency bonds. We will also consider expanding the strategic allocation of securities staff to the bank and work to enhance sales skills in order to appropriately serve a diverse range of customer needs.

Housing and apartment loans

•	We will aim to significantly expand loans to individual customers while pursuing risk control. In the housing loan business we will utilize the strengths accumulated by the former MTFG and UFJ groups in business with real estate agents and campaign product development. While in the apartment loan business, we will leverage our skills in transactions with real estate companies and our substantial high net worth customer base.

•	In the housing loan business we will continue to actively promote new products closely targeted at customer needs including promotional campaigns with attractive loan interest rates, and a product aimed at families of five or more persons.

Consumer finance

•	The Group will take full advantage of its expertise, customer base and infrastructure and aim to significantly increase business profits from its consumer finance business. A full product lineup will be offered, including the super IC card that combines cash card, bank-issued credit card and electronic money functions (Comprehensive Card), credit cards from UFJ Nicos and DC Card, and alliance products with ACOM, a leading provider of consumer finance, as we seek to meet diverse customer needs and build new markets.

•	UFJ Nicos and DC Card plan to merge in April 2007 to form Japan’s largest credit card company. The new company aims to utilize the complementary strengths of the two companies to become the core of the Group’s consumer finance business and will pursue a goal of being Number 1 in retail finance and Number 1 in four key respects: customer support, profitability, card shopping volume and financial soundness.

Inheritance/Real estate

•	As the age profile of Japan’s population increases and the economy matures and awareness of asset preservation and succession heightens MUFG aims to expand its trust related business by developing trust functions across Japan’s leading customer base using its trust agency framework.

•	Specifically, and commencing with our testamentary trusts which are backed up by the expertise accumulated over 50 years of history and Japan’s largest scale, to match the tailor-made Personal Trust product and others to the aspirations of customers. By delivering a consulting service that fully leverages trust functions we intend to meet the diverse needs of customers in areas ranging from trust administration and management through to inheritance and the sale of real estate.

(ii)	Establishing compliance systems

•	As society demands the ever stricter handling of personal information and the range of products handled by financial institutions rapidly diversifies, in the retail business we are striving to increase the rigor of our compliance systems, mainly by strengthening the protection of personal information, strictly observing regulations governing the sale of products, and enhancing data security.

•	MUFG is striving to further enhance its compliance framework for example by placing internal control staff in branches, establishing a specialist compliance department within the Integrated Retail Banking Business Group, and by listening closely to customer feedback and establishing the Customer Satisfaction Planning Division specializing in business improvement measures.

(iii)	Social responsibility and contributions to communities

•	We believe that the retail business, which conducts its operations directly with individual customers, has an even greater responsibility to society and to contribute to local communities than other divisions.

•	MUFG will offer products and services that are linked to some of the social issues (declining number of children, aging of the population profile, etc.) that are facing Japan. For example through providing trust functions, including testamentary trusts where we lead the industry in scale and expertise, we will specifically address the inheritance problems arising from an increasingly aged society.

•	Each branch aims to coexist in harmony and mutual prosperity with its local community. A specific example is our initiative to make branches available after business hours for a diverse range of community activities.

•	As part of its efforts to make a worthy social contribution the retail business is finding different ways to educate various sectors of society about asset formation and is also involved in instructive programs for individuals on ways to avoid excessive borrowings and other topics.

(iv)	People-focused business operations

•	To achieve a high level of customer satisfaction it is essential to maintain and enhance the quality of the staff that provide the services.

•	Our goal is for all staff in the retail business to share the determination to offer world-class retail services to our customers, and acquire advanced financial knowledge and skills. In pursuit of this goal we use outside experts and train our staff through the Retail Academy and other programs, to nurture our human resources.

d). Corporate business strategy

•	The Group’s Integrated Corporate Business Banking Group aims to further strengthen its business promotion systems for each customer segment and based on Japan’s largest customer base and a full line-up of services will aim to secure the No. 1 position in each business sector in terms of transactions with Japanese companies both in Japan and abroad. By offering the highest possible levels of service and innovative products, we aim to help enhance our customers’ corporate value and their business development and become a global financial group that enjoys the highest level of support from its customers.

(i)	Segmental strategies

Large companies

•	We aim to establish an unparalleled market presence in our business with large companies by offering comprehensive business solutions that match customers’ business issues, using a multi-track business model that aims to contribute to increasing customers’ corporate value while also strengthening the Group’s profitability.

•	We aim to strengthen our global business base and diversify sources of profits by evolving from a focus mainly on indirect financing using a single-track Industrial-financial business model and strengthening our approach using three business models: the industrial-financial, market-type indirect financing, and combined bank & securities models. In pursuit of this we are marshalling offices in Japan and overseas and all Group companies to create a system that can offer the unified and functional financial services that customers demand.

•	We are positioning corporate advisory services as the core of our business with large companies offering timely business solutions that match customers’ management issues, and setting up the promotion framework needed to achieve this. We are placing special importance on human resource training, and are clarifying career paths, offering a full range of training and instruction courses, encouraging the exchange of personnel, and improving our abilities to formulate new proposals.

•	We are striving to improve our product development capabilities and offer advanced, tailor-made products that meet customer requirements.

Medium-sized companies

•	Based on our well-balanced domestic and overseas network with a domestic customer base that is evenly spread across the Tokyo, Chubu, and Kansai regions, and a full line-up of functions that bring together banking, trust banking and securities we aim to provide solutions that meet the increasingly wide-ranging management issues facing medium-sized companies. By cementing firm relationships with its customers, we aim for the sustained growth of profits.

•	To secure its market-leading position this business takes regional characteristics and competitive situations into consideration, and is developing detailed area-strategies (the Local No. 1 Branch strategy) while also delivering multiple products and services effectively to enhance its position with customers and further widen its customer base.

•	We aim to provide solutions to companies that solve their business issues and achieve both high levels of customer satisfaction and profit maximization. To achieve these aims we are reinforcing our customer-focused business proposal function centered on capital strategies for business succession, initial public offerings, mergers and acquisitions, and business matching and other business strategy proposals.

•	We are strengthening our ability to provide comprehensive products and services based on models that combine banking, trust and securities business. We aim to utilize the skills developed in business with large companies to offer investment banking products and other advanced products and services to customers. We are also promoting the integration of foreign exchange and domestic transfer services that leverage the respective strengths of the former MTFG and UFJ groups, pursuing the integration of credit provision and settlement utilizing domestic and overseas commercial flows.

Small- and medium-sized companies

•	This market segment has considerable room for business expansion. Our goal is to build an efficient and effective transaction model that meets the needs of each customer and significantly expand our customer base.

•	We will supply customers who have a wide range of financial needs with finely-tuned services and aim to conduct with them a comprehensive range of transactions based on those we provide to large and medium-sized companies. To achieve this goal, we will strengthen our nationwide network of manned locations and provide a full product and service line-up that matches the needs of our customers.

•	For customers who demand speedy and convenient funding services, we will improve access channels. In addition to our network of manned locations we are improving our direct channel functions via websites and call centers, and are widening our alliances with small- and medium-sized business associations. In the product area we are making our screening models more sophisticated to increase the ease with which customers can qualify for business loans and other small, standardized financing packages, and are aggressively expanding our portfolio managed type financing business.

•	To enable us to more rapidly respond to the financing needs of small businesses and owner-managed businesses we introduced our new business card, “BIZWAY”, in May 2005 that incorporates both card-based loan and credit card functions, and are seeking to establish a new business model.

•	We are putting in place the systems that will develop, supply and promote a range of products and services matched to the growth stages of our customers and in particular we are seeking to use our broad strengths to support fast-growing companies.

Public corporations, etc.

•	As reforms and a changing business environment lead to diversity in the public corporations market, through strengthened links between banking, trust banking and securities MUFG aims to deliver comprehensive solutions to each market segment (municipal corporations, special corporations, medical institutions, schools, etc.), maintain its preeminence in the three main metropolitan regions of Tokyo, Osaka and Nagoya and establish a powerful transaction base. For the municipal and special corporation segment, we aim to provide greatly enhanced solutions by strengthening our proposals that leverage our investment banking functions and programs that contribute to local economic revitalization. In the medical and educational institution segment, we will actively seek to strengthen our business and financial proposals to customers in the light of reform of the healthcare provision market and declining school enrolment. We will also aim to use our business promotion expertise to expands business with health care related businesses and large vocational schools and through cooperation between industry and the academic world, we will increase our business with companies incubated within universities, expand our business base and establish the MUFG brand as the No. 1 Bank for healthcare and education.

Financial institutions

•	Amidst a changing financial market, we aim to maximize MUFG’s profitability through leveraging a diverse range of alliances to meet customer needs for business expansion as well as business rationalization, while also strengthening links between our banking, trust banking, securities and affiliated companies to help customers solve their business issues. As regards regional financial institutions we are focusing on regional banks with which we have a close relationship, sharing and supporting systems and actively building and supporting business platforms. We are promoting our corporate advisory business, pushing ahead with foreign currency agency and debt collection agency business and leveraging the infrastructure and functions of the Group to develop agency business. We are also operating through several business channels, including investment banking (syndicated loans, M&A advisory services, corporate revitalization) and trust businesses (pensions, transfer agency for securities) expanding business opportunities and responding to the increasingly sophisticated needs of customers. Moreover, in the insurance business, we are aiming to increase commission income by offering business streamlining and settlement programs.

Overseas business

•	Leveraging our global network we aim to deliver comprehensive financial solutions to customers and taking the initiative to boldly pursue new business opportunities, while establishing an appropriate risk control and governance framework.

Japanese companies

•	We will expand our network based on our branch strategy and business alliance strategy, and will strengthen alliances both in Japan and overseas. By enhancing our processing operations, as typified by CMS, and by strengthening our investment banking operations, we will enhance the quality of the services we offer and aim to widen our customer base.

•	In Asia and China in particular, as consumer societies emerge and our customers sales in local markets grows we intend to upgrade our services and products (factoring, etc.) and emphasize our businesses that have particular relevance to local needs, as we seek to create new income bases.

Non-Japanese companies

•	We aim to improve revenues by strengthening associated operations and so expanding and improving our RM base targeted at U.S. and European companies. We also aim to enhance our investment banking/securities business, our activities in secondary markets, and trade financing to deliver high value-added services.

•	We will leverage our strengths in Asia, including Japan to expand our business base with U.S. and European multinationals, expand our business with local companies in Asia, and use securitization and other techniques to pursue new opportunities and improve our level of risk management.

(ii)	Business strategies

Investment banking

•	In order to offer services under the banners of “a wide range of customers,” “on a unified domestic and overseas foundation,” and “innovative comprehensive financial services,” we are improving our product delivery functions and creating efficient and effective delivery systems that can respond to a range of customer needs, offering strategic products that fit particular customer segments, and offering financial advice.

New business sectors

•	Through cooperation with the Group securities company, we are promoting market type business for customers wishing to procure funding, and are offering total solutions relating to capital policy, balance sheet measures, and equity and debt finance.

•	In addition, for customers with investment needs, we will promote securities intermediation business, and develop and supply products that combine banking, trust and securities functions. These will feature the application of derivatives and securitization to deposits, trust beneficiary rights, and debt.

•	In improving our market type business and securities intermediation business conducted by our bank and trust bank, we are sharing know-how and sales skills through the exchange of staff with the Group securities company and paying particular attention to the issue of compliance.

Growth businesses

•	In the derivatives business we aim to establish the largest profit base among Japanese banks by realizing a sales promotion framework that generates high levels of customer satisfaction and by offering products and solutions that meet the diverse range of customer needs.

•	In our securitization business, we offer product flow-based products in addition to asset-backed commercial paper (ABCP) issuance in which we hold the top transaction volume among Japanese banks, providing customer-friendly solutions that resolve customers’ issues.

•	In the syndicated loan business we are promoting tailor-made solutions for large companies, and standardized products for small- and medium-sized companies. We are also promoting our distribution functions and our business in the secondary market for loans and our goal is to obtain the leading market presence among Japanese banks.

•	In our structured finance business, we are leveraging our comprehensive product expertise to secure the position as Japan’s leading bank by offering financial solutions in response to the diverse range of needs of our wide customer base. We are also speeding up our expansion globally and significantly improving the range of trade finance services we offer.

Mature businesses

•	Our debt origination operations offer a full line-up of products and services, both in Japan and overseas, from bonds issued through private placement, to public bonds, samurai bonds and non-resident bonds, to meet customer needs.

Domestic settlement business

•	The domestic settlement business is one of the pillars of MUFG’s profits and we are striving to enhance the products and business proposals that we offer. The Group is building structures and systems with a balance between R&D, product development and sales promotion. We will aim to offer the most complete line-up of settlement and IT products in Japan, and accurately address customer needs by offering advanced services to all business segments. In the domestic settlement business we aim to establish a clear lead over other banks and further expand our share of this business.

•	Through a process of sustained research and development, we will use IT technology to develop products and tailor-made services to satisfy the needs not only of major corporations, but also small- and medium-sized companies.

•	We will offer total solutions that integrate loans, foreign exchange and other products.

•	We will utilize the Web, call centers and other means of communication to boost direct sales and thus effectively respond to customer needs.

Foreign exchange/cross-border business

•	Our position as Japan’s No. 1 international banking brand is supported by our foreign exchange services. Based on our solid accomplishments and high customer expectations foreign exchange business is one of the core competencies of the Bank of Tokyo-Mitsubishi UFJ and we intend to further expand our forex business. We will rapidly set up a system that covers large, medium-sized and small companies, and encompasses regional cities as well as the three main metropolitan areas, and efficiently delivers sophisticated foreign exchange services that utilize advanced IT technology and a full line-up of trade finance products to help make customers’ trade finance and settlement operations smoother and more sophisticated.

Trust business

•	In order to leverage synergies we aim to enhance our service provision to customers and maintain our clear lead as the top player and Number 1 trust provider for the corporate market. In our securities agency business we aim to maintain our leading market share and in our real estate operations we are aiming to secure the highest level of profitability in the industry.

Securities agency

•	As the transfer agency that leads in both quality and volume we will offer a comprehensive range of services from operational and business services through to consulting we will emphasize the following measures to boost our profitability:

•	Widen the coverage of our services by actively developing our support for shareholder policy and secure both business value and customer value for our shareholder business services.

•	Based on our overwhelming market share, we will promote de facto standards and leverage our economies of scale to raise our competitiveness through investment and expansion into new businesses.

•	As a member of MUFG, take advantage of synergies with RM and other businesses.

Real estate business

•	Using our expanded customer base and information networks, we will expand our operations, particularly in the areas mentioned below, and aim to provide a level of service that other trust banks will be unable to match.

•	As regards proposal-type projects (mainly for large companies) we will consolidate the Group’s real estate data and expand our real estate origination section to help drive forward specific large real estate securitization projects. In this way we aim to enhance our ability to propose high-added-value projects and conclude transactions that take into account the customer’s financial balance and overall composition of real estate holdings.

•	In the general mass market sector (mainly for small- and medium-sized companies) we will expand the corporate intermediation sections of our real estate agency subsidiaries, and use third-party alliances to complement our regional and operational line-up so that we can expand operations and supply more information to boost our matching and deal-clinching ability.

e). Trust Assets Business Strategy

By seeking greater customer convenience and strengthening our trust asset functions, we will offer a full line-up of services that meet all the needs of our customers.

By pursuing greater efficiency that derived fromour merits of scale, we will invest resources and employees in the strategic business area of pensions, in particular strengthening specialized fund management, and product development and sales expansion in the investment trust business.

(i)	Business strategies

Pensions business

•	By enhancing our value-added services, we will seek to maintain and expand our clear lead in market share gained following the merger.

•	In the defined benefit pension market we will offer to the product-purchasing customer segment (customers seeking cutting-edge asset management) a full range of specialized active investment products, as well as passive investment products that leverage economies of scale. To customers purchasing our asset management plans (customers seeking balanced asset management) we will offer pension plan packages that include a range of services including asset management asset administration as well as pension system administration.

•	In the defined contribution pension market, we are establishing a system through which the entire Group can combine to provide a one-stopservice including plan management, asset administration and product provision.

Non-pension trust business (securities trusts and other services)

•	We aim to expand our business by matching our accumulated expertise with the needs of customers.

•	For customers who manage pension funds such as public funds and mutual associations, etc. we will strengthen our product line-up by standardizing the products we are introducing in our pensions business.

•	For our financial institution clients, we will provide asset management programs tailored to their individual risk profiles.

Investment trust business

•	Mitsubishi UFJ Asset Management (MUAM), created from the merger of the Mitsubishi Asset Management and UFJ Partners Asset Management, seeks to establish rapidly its brand building on its position as Japan’s largest banking-related investment trust company, and is aiming for major expansion.

•	MUAM will serve the diverse needs of its retail customers by combining the strengths of both investment trust companies to develop products. It will aim to make operating systems stronger and more efficient, utilizing and sharing the resources of the Group and cooperate with the Integrated Retail Banking Business Group to rapidly deliver products to an extensive customer base.

•	For corporate customers, through cooperation with the Integrated Corporate Banking Business Group, MUAM will leverage its product development strengths to expand sales of investment trusts offered through private placement.

•	For our investment trust company clients, through strengthening our asset administration in concert with The Master Trust Bank of Japan (MTBJ) we will offer advanced services to meet customer needs.

Custody business

•	We aim to expand custody assets through achieving higher standards of service and administration, for example by swiftly responding to ongoing reforms of securities clearing clearing and settlement systems.

•	For resident clients (domestic institutional investors) we will respond to their need to outsource securities administration arising from reforms of securities clearing as well as providing custody services for their global securities investment.

•	For non-resident clients (overseas institutional investors) we will offer high-quality services taking advantage of our dominant asset administration infrastructure in Japan.

(ii)	Strategies by function

Asset management

•	Within MUFG, the Integrated Trust Assets Business Group formulates a unified asset management business strategy for the Group as a whole.

•	The core of our asset management business is the asset management division of the new trust bank (Mitsubishi UFJ Trust and Banking Corporation), one of Japan’s leading asset managers. We will seek the optimal allocation of the investment-related resources of the entire Group, including MUFG’s asset management subsidiaries, to improve competitiveness, widen the gap between MUFG and other financial groups, and improve our profitability.

•	Specifically we will:

•	Leverage to the maximum the economies of scale arising from the increase in managed assets resulting from merger

•	Through a clear separation of responsibilities between MUFG’s trust bank, with its leading role in the pensions market, and its asset management company, deliver the optimal investment products to our customers.

•	Share investment models and systems infrastructure among investment vehicles to achieve greater efficiency.

Asset administration

•	Based on the asset custodial functions already provided by MTBJ, we will increase our fee competitiveness, offer high added-value functions and enhance the level of service to increase profitability.

•	Specifically we will:

•	Further increase operational efficiency by completing our function-based organizational structure

•	While carefully considering costs and benefits, invest in systems development promote STP (Straight Through Processing) to raise administrative efficiency and reduce operational mistakes. Control costs through the integration of managerial accounting and other functions.

•	Rapidly and properly respond to structural issues accompanying progress in the reform of the securities settlement system in Japan.

•	Maintain and enhance levels of customer satisfaction by strengthening information delivery functions focused on internet-based services.

Plan management

In the pension plan management sector, we are integrating the administration systems of the former Mitsubishi Trust and Banking Corporation and the former UFJ Trust Bank, and standardizing administrative procedures to increase efficiency. We are also building new systems that have the “expandability” to respond to customers’ complex needs for pension plan structures.

(iii)	New businesses

We will utilize the resource infrastructure derived from the merger, and launch new operations in brand-new fields, such as services for foreign investors in Japan.

(3)	Restructuring Progress and Plans

•	Through integration MUFG aims to maximize its operational efficiency and strive for sustained cost reductions, while realizing a significant strengthening of Group profits through the selective and strategic injection of business resources

•	As regards the bank’s systems integration, transfer to the new system is planned to commence during the first half of 2008 and branches using the new system will steadily increase over a period of approximately six months. As we will use a Branch Group Transfer system we plan to steadily provide services to customers under the new system from the middle of 2008. As regards the trust bank the domestic accounts, trust assets management, stock transfer and other businesses will steadily transfer to the new system and transfer is expected to be effectively completed during fiscal 2007. As a result, cost synergies are expected to be fully realized in fiscal 2009. However, prior to this we expect to steadily realize cost synergies by amalgamating closely located branches, promoting the branch-within-a-branch system (through which overlapping branches will be eliminated) and integrating headquarters and other operations and thus reducing headquarters and branch expenses.

•	In the execution of our plans we have identified the reduction of the overhead ratio (Operational expense/ Gross business profit) as a key management target and we will work towards a sustained improvement in this ratio.

a). Number of Directors, Statutory Auditors and Employees

•	Through streamlining back-office departments, eliminating duplication and the reallocation of staff to strategic business areas we plan to reduce net total staff employed by the holding company, the Bank of Tokyo-Mitsubishi UFJ, Ltd and Mitsubishi UFJ Trust and Banking Corporation to 34,882 by the end of fiscal 2009, a net reduction of 3,916 employees compared to the 38,798 employed at the end of fiscal 2004.

•	As regards staff reallocation the MUFG intends to strategically assign staff to growth areas including the Retail business, SME business and investment banking with the objective of significantly enhancing profitability.

•	Furthermore as a result of further progress in raising efficiency in fiscal 2010 employee numbers are expected to be reduced by approximately a further 1,000 compared to fiscal 2009.

b). Number of domestic branches

•	From the perspective of enhancing customer convenience the Group intends to maintain and strengthen the broad and well-balanced network of branches that was created through integration. As regards domestic branches from the standpoint of improving efficiency closely adjacent, overlapping branches will be integrated or closed and by the end of March 2010 a net reduction of 119 branches is planned as compared with the number at the end of March 2005.

•	As the integration and closure of branches will place a priority on the reduction on non-personnel expenses, initially branches will be physically integrated (the ‘branch within a branch’ initiative). Following systems integration, bank account integration will take place. On the basis of branches with accounts, by the end of fiscal 2008 the number of branches is planned to be reduced by 68, while by the end of fiscal 2009 a further reduction of 67 branches is planned, resulting in a total planned reduction of 135 branches. Counting a ‘branch within a branch’ as one branch we plan to reduce branches by 114 by the end of fiscal 2008, with a further planned reduction of 23 branches by the end of fiscal 2009, resulting in a total planned reduction of 137 branches.

•	On the other hand, in order to provide attentive service and an array of consulting services to retail customers, between fiscal 2007 and fiscal 2009 we plan to open around 15 new, streamlined branches.

•	In addition, in order to provide high-value-added, comprehensive financial services that combine banking, trust banking and services in a one-stop location we will continue to develop MUFG Plazas. As of the end of December 2005 there were 60 MUFG Plazas nationwide and we plan to actively develop these locations.

c). Expenses

•	In fiscal 2009 the combined expenses of the two Group banks are planned to be ¥1,098.9 billion. Expenses are expected to peak in fiscal 2006 at a level of ¥1,217.5 billion thus planned expenses for fiscal 2009 represent a net decline of ¥118.6 billion from the peak.

•	Until systems integration is complete one-time integration costs will arise. However, following systems integration in fiscal 2009, large benefits from the integration and closure of overlapping branches and the benefits of systems integration should be reflected. We intend to continue to pursue operational efficiencies and the rationalization of operations.

d). Personnel expenses

•	Due to preparations for systems integration, personnel expenses are expected to increase to a peak of ¥443.1 billion in fiscal 2008, but in fiscal 2009 are expected to show a decline from that peak of ¥11.1 billion as a result of the steady reduction in employee numbers.

•	We aim to foster the development of employees who win the trust and confidence of customers and society at large, and a new personnel system has been introduced founded on a philosophy of fair and equal treatment based on responsibility and professionalism, ability and results in order to realize clear and effective management.

•	As a result of further efficiency improvements employee numbers are expected to be reduced in fiscal 2010, personnel expenses in fiscal 2010 are expected to be reduced by approximately a further ¥12 billion compared to fiscal 2009.

e). Non-personnel expenses

•	As a result of systems integration related expenses, non-personnel expenses are expected to peak at ¥776.6 billion in fiscal 2006 but in fiscal 2009 are expected to be ¥666.9 billion a decline of ¥109.7 billion from the fiscal 2006 peak.

•	In order to achieve smooth systems automation-related expenses are expected to increase to ¥295.9 billion in fiscal 2007 following which, as a result of systems integration, a large reduction in expenses related to systems maintenance and administration is expected. Automation-related expenses are expected to decline to ¥244.3 billion in fiscal 2009, a ¥51.6 billion reduction from the fiscal 2007 peak.

(4)	Profits of subsidiaries and related companies

•	Related companies with similar functions or that operate in the same business area will be managed efficiently in the light of their strategic importance, resource allocation and their utility to the Group as a whole.

(5)	Improvement and Application of Management Accounting

•	In order to implement business administration of the Group by the holding company the five indicators listed below have been established. These indicators are used to ascertain business profitability accurately and promptly, and to ensure appropriate business portfolio management with due consideration of risks and costs.

•	Specifically, these business administration indicators are incorporated in the BSC framework and used to assess the Group’s performance.

Net operating profit

•	Maximizing profit and reducing costs

In the integrated management of the Group and pursuit of the maximization of gross profit and the reduction of costs, net operating profit (gross profit minus costs) is utilized as an indicator of the profit generation of each division equivalent to their actual net business profit.

Net operating profit after credit costs

•	Optimizing risks and returns

By ascertaining profits after credit costs that involve risks that differ according to the type of business and business partner we will pursue profits appropriate to the risk incurred.

Profits after the cost of capital

•	Maximizing shareholder value

Utilizing net operating profit after deducting credit costs and the cost of capital (Profits after the cost of capital) as an indicator of value added for shareholders we aim to increase corporate value in the medium- to long-term through pursuing business development with an awareness of the cost of shareholders’ equity (shareholders’ expected returns).

Consolidated ROE

•	Raising capital efficiency

Utilizing consolidated ROE as an indicator of the efficiency of utilization of capital allocated we pursue efficient utilization of the capital allocated to each division.

Expense Ratio

•	Raising operating efficiency

Utilizing the expense ratio as an indicator of the efficiency of utilization of the operating expense budgets allocated we pursue the efficient expansion of profits and reduction of costs.

3.	Measures for the Establishment of a Responsible Management Structure

(1)	A Management Philosophy Founded on the Social and Public Nature of Financial Institutions

All MUFG companies will adopt the Group Management Philosophy, seek to raise shareholder value, and be managed with a full awareness of the social and public nature of financial institutions.

1.	We will respond promptly and accurately to the diverse needs of our customers around the world and seek to inspire their trust and confidence.

2.	We will offer innovative and high-quality financial services by actively pursuing the cultivation of new business areas and developing new technologies.

3.	We will comply strictly with all laws and regulations and conduct our business in a fair and transparent manner to gain the public’s trust and confidence.

4.	We will seek to inspire the trust of our shareholders by enhancing corporate value through continuous business development and appropriate risk management, and by disclosing corporate information in a timely and appropriate manner.

5.	We will contribute to progress toward a sustainable society by assisting with development in the areas in which we operate and conduct our business activities with consideration for the environment.

6.	We will provide the opportunities and work environment necessary for all employees to enhance their expertise and make full use of their abilities.

Further, through the full adherence by all group companies to our Ethical Framework (shown below), we will build a corporate culture in which all staff observe laws and regulations and act with integrity and fairness.

1.	Establishment of trust

We will remain keenly aware of the Group’s social responsibilities and public mission and will exercise care and responsibility in the handling of customer and other information. By conducting sound and appropriate business operations and disclosing corporate information in a timely and appropriate manner we will seek to establish enduring public trust in the Group.

2.	Putting customers first

We will always consider our customers, and through close communication will endeavor to satisfy them and gain their support by providing financial services that best meet their needs.

3.	Strict observance of laws, regulations, and internal rules

We will strictly observe applicable laws, regulation and internal rules, and will conduct our business in a fair and trustworthy manner that conforms to societal norms. As a global comprehensive financial group we will also respect internationally accepted standards.

4.	Respect for human rights and the environment

We will respect the character individuality of others, work to maintain harmony with society, and place due importance on the protection of the global environment that belongs to all mankind.

5.	Disavowal of anti-social elements

We will stand resolutely against any anti-social elements that threaten public order and safety.

(2)	Management Decision-making Process and Mutual Supervision Functions

The Board of Directors of MUFG deliberates on important matters regarding the consolidated group, and monitors the execution of operations taking into account advice from external directors, the Nomination Committee, the Compensation Committee and the Internal Audit & Compliance Committee.

Based on a system comprising corporate auditors and directors, the holding company (MUFG) has enhanced the role of external viewpoints in its governance and has introduced a voluntary committee system in order to establish stable and effective corporate governance. The main executive management bodies are as follows:

1.	Board of Directors and Directors

•	The Board of Directors is comprised of 15 directors, of which three are external directors appointed with the aims of maintaining transparency in decision making, and monitoring and supervising directors in their execution of operations.

•	As described below, the Nomination Committee, the Compensation Committee and the Internal Audit & Compliance Committee have been established and report to the Board of Directors. These committees deliberate on, respectively, the appointment of directors, their compensation, and internal audit.

•	Nomination Committee

Deliberates on matters pertaining to the appointment of directors of the holding company, and the appointment and dismissal of directors of the subsidiary bank and trust bank.

•	Compensation Committee

Deliberates on matters pertaining to the remuneration system for directors at the holding company, subsidiary bank and trust bank, and the appraisal and remuneration of senior management at each company.

•	Internal Audit & Compliance Committee

Deliberates on items related to internal auditing, legal and other compliance

2.	Board of Corporate Auditors and Auditors

•	The holding company has five corporate auditors, of which three are external corporate auditors.

3.	Executive Committee

•	The Executive Committee is established in the holding company as the decision-making body for the execution of operations.

•	Furthermore, various committees have been established to act as advisory bodies to the Executive Committee, which contribute to decision making by the Executive Committee through deliberating upon and reporting to the Executive Committee on the items under their supervision. (please see fig. 8)

•	The Executive Committee is made up of the representative directors and directors nominated by and the President and CEO, and makes decisions on Group strategy and on the business management of subsidiary companies based on these decisions.

4.	Advisory Board

•	The Advisory Board meets regularly as an advisory body to the Executive Committee and discloses the status of operations, explains business policies and receives advice on overall Group management from external experts.

5.	Executive Officers

•	In accordance with basic policy decided by the Board of Directors the executive officers are entrusted with business execution by the Board of Directors and maintain the prompt execution of business under the auspices of an executive officer system.

6.	Organization of the holding company

•	The formulation of Group strategy and Group business administration functions are carried out by the following headquarters and departments that are established in the holding company:

•	Integrated business groups: Integrated Retail Banking Business Group, Integrated Corporate Banking Business Group, Integrated Trust Assets Business Group.

•	Corporate staff functions: Corporate Administration Division, Corporate Planning Division, Financial Planning Division, Public Relations Division.

•	Corporate risk management functions: Corporate Risk Management Division, Credit and Investment Management Division, Compliance Division.

•	Internal audit functions: Internal Audit Division

Revitalization Plan Follow-up System

•	In order to steadily implement the revitalization plan and its business plan MUFG will establish an effective follow-up system and take into consideration external views.

•	Specifically, an Advisory Board composed of external experts will be used and will meet regularly on a quarterly basis. The Advisory Board will advise the Executive Committee from an independent standpoint on a range of important operational issues including business strategies and business plans.

•	To strengthen its supervisory functions the Board of Directors also has introduced external perspectives through the appointment of several outside directors.

•	Further, MUFG has established an Executive Planning Committee with the objective of deliberating on and following-up on the progress towards medium- and long-term, annual and semiannual measures, numerical plans and capital policies. Aside from the directors of the holding company, the committee is comprised of the directors in charge of planning at the subsidiary commercial and trust banks as well as Heads of the Integrated Business Groups and will strive to ensure the execution and fulfillment of the plan.

Internal Audit Structure

•	Internal auditing is a process by which the internal audit sections independently verify the adequacy and effectiveness of internal control systems, including risk management process. And we are fully aware that the improvement and strengthening of internal auditing is quite important.

•	We have Internal Audit Division in the holding company, Internal Audit & Credit Examination Division in the commercial bank, Internal Audit Division in the trust bank, Internal Audit Division and Inspections Division in the securities company, as an internal audit-related unit of our group. These divisions play a core role in the internal audit activities of our group and also form a supporting framework for the Board of Directors of the holding company to supervise the entire Group. To make our audit activities more efficient and effective, we determine the frequency and depth of audit works in consideration of the type and magnitude of risks involved in business operations. Internal audit divisions also recommend improvements.

•	The Internal Audit Division in the holding company is responsible for matters related to planning and proposals for Group internal audit, and evaluates and verifies the adequacy and effectiveness of internal control process, mainly by monitoring internal audit activities of our subsidiaries.

•	In order to strengthen the supervisory function of the Board of Directors and enhance the independence of the internal audit activities from business execution divisions, we have established the Internal Audit & Compliance Committee in the holding company and each of our major subsidiaries. These committees are chaired by outside directors and majority of the members each are outside directors, lawyers and accountants. Internal audit sections are the secretariat for the committees. The committee in the holding company holds monthly meetings, where internal audit and compliance matters are discussed. Results of the internal audit works and necessary improvement measures will be directly reported and proposed to the Board through the committees.

(3)	Active and Voluntary Disclosure

In accordance with the following elements of the Group management philosophy—’We will respond promptly and accurately to the diverse needs of our customers around the world and seek to inspire their trust and confidence’ and ‘We will seek to inspire the trust of our shareholders by disclosing corporate information in a timely and appropriate manner’—the Group is actively pursuing disclosure.

Disclosure methods and tools

•	Presentations, results meetings and IR meetings by senior management

•	Disclosure using a variety of information disclosure tools and opportunities

•	Provision of information concerning financial details and business strategy through published materials including Japanese language disclosure reports, the English language annual report, fact books and quarterly reports.

Contents of disclosure

•	Enhance transparency through the full disclosure of legally-required items and voluntary disclosure

•	Disclosure by business segment and customer segment to show the content and profitability of our business portfolio

•	Explanation of the strategy, business and results trends of our major consolidated subsidiaries.

4.	Measures to avoid outflows of profits through dividends, etc.

(1)	Basic Philosophy

•	In a domestic and international environment characterized by the increasing diversity and sophistication of customer needs, MUFG was created by the integration of the former Mitsubishi Tokyo Financial Group and UFJ Holdings as a premier, comprehensive, global financial group that could succeed against competition globally and the Group aims to expand profits and increase shareholder value while retaining adequate internal reserves.

(2)	Philosophy on Dividends and Directors’ Remuneration

•	In respect of dividends, as a bank holding company with public responsibilities and in order to strengthen our foundations as a corporation we review the appropriate level of dividends following consideration of the internal resources of the Group as a whole, the outlook for Group results, the business environment, and other factors.

•	As regards directors’ remuneration, similarly to our philosophy on dividends, the appropriate level of remuneration will be considered after careful consideration of the retention of internal reserves, of medium-term Group results forecasts and other factors.

5.	Timely Lending and Credit Extension

•	MUFG has identified business with small- and medium-sized enterprises (SMEs) as a priority area for the Group and will continue to proactively respond to the funding needs of these clients, as well as their requirements for all types of financial services.

•	MUFG will support the increasingly diversified and sophisticated business issues of its customers with full-line banking, trust banking and securities functions and aim to raise our share and become their lead financial services supplier.

•	The Group is focusing particular on the strengthening of its business with smaller-sized companies among SMEs. We will develop an effective and efficient relationship model with a focus on speedy response to the needs of these clients by strengthening our operating systems including personnel and office network. The Group will also build a new business model with the objective of consolidating relationships with smaller businesses and owner-managed businesses.

•	The Group will significantly expand its business platform through placing a strong emphasis on client relationships and aiming to create a thoroughly client-oriented financial institution.

(i)	Enhancing business with SMEs

•	Responding proactively to customers’ needs for funds, the Group will continue its focus on unsecured business loans for SMEs based on the concepts of “speedy screening” and “no requirement for collateral.

•	The Group will offer easily accessible products including unsecured business loans for up to ¥100 million with a maximum term of 5 years.

•	The Group will meet the needs of SME clients for funds more extensively as shown by the May 2005 launch of “BIZWAY,” a new card for smaller businesses and owner-managed businesses that combines the functions of card-based loans and credit cards

•	As a fully-fledged, comprehensive financial group that in addition to banking, trust banking and securities companies includes top-class credit card, consumer loan, leasing and investment trust companies, and overseas subsidiaries, the Group will rapidly respond to the diverse range of its customers’ financial needs, including business loans.

(ii)	Forging New Business Relationships

•	The Group will focus on forging new business relationships by opening offices that specialize in business loans in the central areas of Tokyo, Nagoya and Osaka and by establishing specialist departments in corporate banking branches.

•	MUFG will build a finely tuned network aiming to dynamically promote relationships with SMEs by strategically locating specialist SME offices in regional cities where MUFG has yet to establish its presence.

•	The Group’s subsidiary banks will deploy some 600 sales staff dedicated to developing new corporate client relationships and covering the domestic network of 358 corporate banking offices. The sales staff so deployed will include a diversified range of human resources as well as regular employees as they seek to build client relationships and enhance their operating efficiency.

•	The subsidiary banks will create new relationships by diversifying access channels and improving convenience. These relationships include the business alliance with TKC Corporation, a network of licensed tax accountants and certified public accountants, as well as alliances with other financial institutions, SME industry associations and major corporations.

(iii)	Diversifying Products and Services.

a)	Portfolio management-type lending

•	The Group will promote the vigorous and sustained development of portfolio management-style lending to allow us to respond to the extensive needs of SME customers. We will develop a model with a screening methodology designed to determine the risk-return profile through portfolio monitoring based on specified default risks. The model screening methodology will combine the expertise that has been amassed in the former Bank of Tokyo-Mitsubishi and the former UFJ Bank in the past two years allowing speedier and more risk-sensitive loan decisions and we will strengthen our capability to meet funding needs.

b)	Growing business through becoming customers’ main bank and main settlement bank

•	MUFG will provide multi-faceted support services with the full line up of banking, trust banking and securities functions in order to respond to the increasingly diversified challenges facing its customers. In addition, the Group will complete the nation’s most advance lineup of account settlement and information technology (IT) products and use these products and services to establishing a main bank relationship with customers, increase its market share, increase total revenues and further expand the scope of funding. We will also set up a unit that specializes in securitization and other types of asset financing to provide customers with diversified means of fund-raising through financing vehicles based on customer assets including accounts receivable, inventory and intangible fixed assets.

c)	New products for smaller enterprises

•	To reach the market of prospective customers comprising smaller businesses and owner-managed businesses with relatively limited fund procurement options, the Group has launched “BIZWAY,” a new card that combines the functions of card-based loans and credit cards for these customers. This product includes vendor settlement and fund-sourcing functions and can speedily and simply meet customers’ payment and funding requirements.

d)	Sophisticated financial services including market-type indirect financing, derivatives and liquidity products

•	To meet the needs of SMEs MUFG will offer customers a wider choice of fund raising in smaller lots and standardized formats including market-type indirect financing such as syndicated loans and privately-placed bonds, as well as derivatives and liquidity products. The Group will also enhance the funding capability of SMEs by utilizing lending schemes based on the client’s credit standing backed by accounts receivable.

e)	Client support and relationship building through IPOs, domestic and overseas alliances and business matching

•	We will integrate and enhance the strengths of the global network and domestic and overseas alliances of the former Bank of Tokyo-Mitsubishi and the strengths of the former UFJ Bank in forex product development and the marketing of currency options. As a result we aim to provide more effective support for IPOs, entry into foreign markets and domestic and overseas alliances to promote business matching and so fortify our ability to provide solutions that help to build relationships with and support customers.

f)	Retail products (apartment loans etc.)

•	We will aim to significantly expand loans to individual customers while pursuing risk control. In the housing loan business we will utilize the strengths accumulated by the former MTFG and UFJ groups in business with real estate agents and campaign product development. While in the apartment loan business, we will leverage our skills in transactions with real estate companies and our substantial high net worth customer base.

(iv)	Web, Contact Center and Other Direct Access Channels

•	By combining the Web and IT channels with marketing by sales personnel, the Group is aiming to bring about a system of corporate client services that can be conveniently accessed by the client Anytime, Anywhere.

(v)	Active Fostering and Support of High Growth Companies

•	By creating an effective and efficient relationship model MUFG will endeavor to significantly expand its customer base of high growth companies in a market that offers large untapped business opportunities.

•	Specifically, we will launch a two-pronged approach under which the Promotion Section discovers high growth companies, conducts marketing and taps their growth potential including support for preparations for IPO, while the Screening Section develops screening skills on high growth companies and industries. In concert with the sales offices these sections aim to identify promising companies at an early stage and enlarge the customer base.

•	In addition, the Group will redouble its effort to support the customers’ business development by providing the products and services that are finely-tuned to the development stages of customers as well as by introducing to them business partners, investors and venture capital companies.

(vi)	Corporate Restructuring and Revitalization

•	The Group has been tackling the revitalization and reduction of problem loans of mainly large-sized corporate customers that are categorized as close to bankruptcy or lower. From now on, MUFG will expand corporate its rehabilitation business to include medium-sized and smaller companies to include SMEs with loans in the carefully monitored category.

•	MUFG will offer MBOs, LBOs and M&A strategies when assisting the customer’s business restructuring and supply required funds. Moreover, it will directly and indirectly contribute to the appreciation of the client’s corporate value by performing the role of an equity investor.

The Group will also strengthen its commitment to DIP (Debtor In Possession) and EXIT financing as well as speeding up the formulation and implementation of debtor-specific business plans making full use of investment funds thereby enhancing its approach to corporate revitalization.

6.	Measures to Secure the Financial Resources to allow the Cancellation or Purchase of Issued Shares and the Redemption or Repayment of Loans using Profits

(i)	Cancellation, Purchase of Issued Shares and the Redemption or Repayment of Loans

•	MUFG will endeavor to accumulate fully adequate internal reserves by strengthening its profit generating capability with regard to the government-held preferred shares, subject to the approval of the relevant regulatory authorities, will pursue a policy that aims to complete repayment during fiscal 2006.

(ii)	Retained earnings

•	In the year ending March 2006, the sum of the retained earnings of the holding company and subsidiary banks (The Bank of Tokyo-Mitsubishi UFJ and The Mitsubishi UFJ Trust and Banking Corporation and separated companies) is expected to exceed the outstanding amount of ¥820.5 billion of preferred shares.

7.	Maintaining Financial Soundness and the Sound and Appropriate Management of Business Operations

(i)	Management of Various Risks

a)	The importance of risk management

•	As a comprehensive financial group, MUFG will seek to maximize its corporate value by providing diversified financial services while ensuring the safety of business operations. In this process, the Group will, to the extent possible, monitor various risks arising from its business operations by a unified set of standards in accordance with a basic policy of integrated risk management and control. Furthermore, it will identify, measure, control and monitor these risks aiming to enhance its risk management system.

b) Risk management system

(1) Risk management system

•	MUFG has appointed risk management officers and established risk management units in the holding company and major group companies. In close cooperation these units appropriately control the diverse Group companies and install an integrated risk management system in which corporate governance can be carried out properly.

•	The holding company monitors and analyzes the Group’s risks from a variety of viewpoints. The holding company decides the basic risk management policy for the entire Group while each Group company institutes its own risk management system and controls its risks in accordance with this basic policy.

•	The Corporate Risk Management Committee has been established in the holding company to control proactively a wide variety of qualitative and quantitative risks. The committee verifies the status of a wide variety of risks and deliberates on important matters related to risk management and control. In addition, representatives from major Group companies are invited to attend its meetings in order to share views and considerations and exercise Group-wide risk control with effective and practical cooperation.

•	MUFG will also establish a Group crisis management system in close cooperation between the holding company and Group companies.

(2)	Integrated risk management

•	MUFG operates a capital allocation system under which the various risks of each Group company are quantified and an amount of capital (economic capital), which is determined on the basis of the degree of risk, is allocated to the integrated business groups and each Group company in respect of each risk category.

•	Every six months, based on consultation with Group companies, the holding company determines a capital allocation plan based on risk categories and business characteristics. At the same time the Group formulates guidelines for the capital allocation plan from the viewpoint of ensuring the soundness of business operations taking into account the status of equity capital as well as monitoring and controlling changes in economic capital during each period.

Utilizing these systems, MUFG aims to improve the entire Group’s risk profile, realize an appropriate level of revenues in relation to the degree of risk incurred, and allocate its business resources in an appropriate manner.

(Fig. 12) Risk Management

Category	Risk management department	Management system

Credit risk	Credit & Investment Management Division

[Regulations & basic policy]

•      The basic policy of credit risk management is stipulated in the “MUFG Credit Risk Management Policy” based on the “MUFG Risk Management Policy” in which the basic policy of the entire Group’s risk management and control is set forth.

•      Recognizing the need to manage the credit risk inherent in all on- and off-balance sheet assets in an integrated manner, MUFG establishes, maintains and develops a system in which credit risk is properly managed.

[Risk management system]

•      MUFG has established the Credit & Investment Management Division which manages and integrates Group-wide credit risk through the Group banks’ credit risk management sections, which also manage their own credit risk.

•      Under our credit risk management system, each Group bank manages its own credit risk on a global consolidated basis and MUFG oversees and manages credit risk on a Group-wide basis.

•      To avoid credit concentration, MUFG sets common guidelines for Group banks to manage their aggregated exposures to large borrowers. Under the guidelines, credit extension policies and quantitative credit projections toward large borrowers are deliberated by a committee or a council.

Market risk	Corporate Risk Management Division

[Regulations & basic policy]

•      The basic policy of market risk management is stipulated in the “MUFG Market Risk Management Policy” based on the “MUFG Risk Management Policy” in which the basic policy of the entire Group’s risk management and control is set forth.

Category	Risk management department	Management system

•      MUFG manages market and market liquidity risks appropriately, fully recognizing that the Group’s business inevitably carries certain market and market liquidity risks and prompt response is prerequisite.

•      Recognizing the importance of managing the Group’s market and market liquidity risks in an integrated manner, the holding company coordinates and unifies as a group the management of market risk by the subsidiaries, etc.

[Risk management system]

•      The Corporate Risk Management Division is established in the holding company as the unit responsible for the management of the holding company’s market and market liquidity risks in order to manage the Group’s market and market liquidity risks in an integrated manner.

•      The subsidiaries have established market risk management departments as the units that manage and control market and market liquidity risks.

•      MUFG upholds a system in which role and authority are separated and clarified and checks and balances are maintained in respect of the markets, administrative, risk management and internal audit departments.

[Functions of the holding company]

•      The holding company formulates the basic policy of market risk and market liquidity risk management, and maintains and enhances the market risk management system.

•      The holding company monitors the subsidiaries’ policies regarding market risk and market liquidity risk management as well as risk status. It also submits reports and recommendations to MUFG’s management and provides guidance and advice to subsidiaries.

[Risk management by subsidiaries]

•      The subsidiaries formulate their market risk management policies in accordance with the basic policy established by the holding company. The units of these subsidiaries responsible for the management of market and market liquidity risks regularly and as required report to the holding company on their risk management policy and the risk status.

Category	Risk management department	Management system

Funding liquidity risk	Corporate Risk Management Division

[Regulations & basic policy]

•      The basic policy of funding liquidity risk management is stipulated in the “MUFG Funding Liquidity Risk Management Policy” based on the “MUFG Risk Management Policy” in which the basic policy of the entire Group’s risk management and control is set forth.

•      The holding company appropriately manages funding liquidity risk in an effective manner fully recognizing the serious effects inadequate liquidity will have on the entire Group as well as on Japan’s entire financial system.

•      The holding company and subsidiaries cooperate in the management of the entire Group’s funding liquidity risk and share information on cash flows and emergency events.

[Risk management system]

•      The Corporate Risk Management Division is established within the holding company as the unit responsible for the management of the holding company’s funding liquidity risk in order to manage the entire Group’s funding liquidity risk in an integrated manner.

•      The subsidiaries have established funding liquidity risk management departments.

•      The Funding Control Division and the Risk Management Division are established for the management of cash flow risk

[Functions of the holding company]

•      The holding company formulates the basic policy of funding liquidity risk management, maintains a funding liquidity risk management system and promotes the advancement of such system.

•      The holding company monitors the subsidiaries’ policy of funding liquidity risk management as well as the funding liquidity risk status. It also submits reports and recommendations to MUFG’s management and offers guidance and advice to subsidiaries.

[Risk management by subsidiaries]

•      The subsidiaries formulate their funding liquidity risk management policy in accordance with the basic policy established by the holding company. The units of these subsidiaries responsible for the management of funding liquidity risk regularly and as required report to the holding company on their risk management policy and risk status.

Category	Risk management department	Management system

Operational risk	Corporate Risk Management Division

[Regulations & basic policy]

•      The basic policy of operational risk management is stipulated in the “MUFG Operational Risk Management Policy” based on the “MUFG Risk Management Policy” in which the basic policy of the entire Group’s risk management and control is set forth.

•      The holding company appropriately manages operational risk fully recognizing the serious effects the economic loss and damage to credibility resulting from the actualization of operational risk will have on the Group’s business operations.

[Risk management system]

•      The Corporate Risk Management Division is established in the holding company as the unit responsible for the management of operational risk in order to manage the Group’s operational risk in an integrated manner.

•      The subsidiaries have established operational risk management departments to manage operational risks in an integrated manner.

•      The operational risk management system is progressively enhanced by quantifying risks adopting a CSA framework and statistical analysis.

•      The Group’s standards for the compilation of data on losses are established in conformity with Basel II.

[Functions of the holding company]

•      The holding company formulates the basic policy of operational risk management, maintains an operational risk management system and promotes the advancement of such system.

•      The holding company monitors the subsidiaries’ policies of operational risk management and operational risk status. It also submits reports and recommendations to MUFG’s management and offers guidance and advice to subsidiaries.

[Risk management by subsidiaries]

•      The subsidiaries formulate their operational risk management policies in accordance with the basic policy established by the holding company. The units of these subsidiaries responsible for the management of operational risk regularly and as required report to the holding company on their risk management policy and risk status.

(ii)	Credit-Granting Process for the Management of Assets

•	The MUFG Credit Risk Management Policy is formulated by the holding company as the integrated framework for Group-wide credit risk management.

•	To operate under a sound credit granting process, MUFG establishes sound and well-defined credit-granting criteria such as large exposure guidelines, and maintains an appropriate credit administration, measurement and monitoring process on a Group-wide basis.

•	In accordance with the basic policy formulated by the holding company the Group’s commercial bank and trust bank adopt a set of credit risk management regulations designed to suit the differing requirements of their respective business operations. Under the regulations, each Group bank extends credit in an appropriate process. Moreover, credit extension policies toward large borrowers are deliberated at a committee or a council, and material transactions with those large borrowers are subject to the approval of the Board of Directors and reported to the Executive Committee of the holding company.

(iii)	Assets

a)	Loans disclosed under the Financial Reconstruction Law

See Figure 13 for the amounts of problem loans outstanding as of September 30, 2005, as disclosed under the “Law concerning Emergency Measures for Financial Reconstruction.”

(iv)	Policies on Charge-offs (Write-offs) and Reserving

a)	Charge-off and Reserving policies in conformity with relevant laws and regulations.

(Guiding principles)

The holding company has formulated the regulations “MUFG Policy for Asset Evaluation and Assessment, Disclosure of Nonperforming Loans, Write-offs/Reserving” to integrate Group-wide rules for asset evaluation and assessment, charge-offs and reserving in conformity with the Financial Inspection Manual, with relevant laws and regulations, and with Japanese and U.S. accounting standards. In accordance with these regulations, Group banks also have in place a set of their own regulations concerning asset evaluation and assessment, problem loan disclosure and charge-offs and reserving. When revising these regulations, to ensure objectivity and transparency, the opinions of external experts are sought and revisions are subject to the approval of the Executive Committee and Board of Directors.

(Charge-off and reserving system)

•	Group banks have established bylaws and manuals for asset evaluation and assessment and reserving in order to ensure the objective and smooth execution of procedures for charge-offs and reserving. Furthermore, in compliance with these bylaws and manuals, the Group banks make accurate asset evaluation and assessments and based on these outcomes, implement charge-offs and reserving appropriately.

•	Credit Examination Sections monitor a series of procedures for asset evaluation and assessment, and charge-offs and reserving, as well as the results of these procedures. In addition, audit by external auditors is performed to maintain rationality and appropriateness.

•	The outcome of asset evaluation and assessment, as well as charge-offs and reserving made, are reported to management and, as appropriate, submitted by Group banks to the holding company.

(Outline of Charge-off and Reserving Methods)

—Credits for ‘Normal’ borrowers

•	The expected losses are computed based on the expected default ratio and the estimated recovery ratio (the “probability of default formula”) and accounted for in the general reserve for bad debts. The expected default ratio is obtained by adjusting the default ratio assigned to each credit rating with a correction for the expected future default ratio.

—Credit for ‘Close Watch’ borrowers

•	Expected losses are computed based on the probability of default formula and accounted for in the formula allowance for problem loans.

•	Of claims under Close Watch, those with eased terms are classified as restructured loans. If the cash flow generated by the recovery of the principal and receipt of interest on these loans can be reliably expected, the difference between the cash flow, which is discounted by the initial contracted interest rate, and the book value, is calculated as expected losses (the discounted cash flow (DCF) method) and accounted for in the formula allowance for problem loans.

—Credits for ‘Likely to Become Bankrupt’ borrowers

•	Expected losses are computed for each debtor and these are directly charged-off or accounted for in the specific allowance for problem loans.

•	If the cash flow generated by the recovery of the principal and receipt of interest on these loans can be reliably estimated the expected losses on these loans are computed by the DCF method and accounted for in the specific allowance for problem loans.

—Credits for ‘Virtually Bankrupt’ borrowers and Credits to ‘Bankrupt’ borrowers

•	Total loan amounts of Class III and IV credits are directly charged-off or accounted for in the specific allowance for problem loans.

b)	Policies on the disposal and recovery of problem loans

•	The former UFJ Group identified the solution to the issues of nonperforming loans and large-sized borrowers as its top priority, centered on the Strategic Support Group of the former UFJ Bank, and implemented intensive countermeasures in particular with respect to large debtors. As a consequence, it had largely recovered the soundness of its assets as of March 31, 2005.

•	MUFG is actively supporting corporate revitalization by marshalling the expertise of each Group company, mobilizing our expertise in investment banking, trust banking, real estate, corporate consulting and equity finance arrangements, as well as utilizing external resources including corporate revitalization funds and consulting firms.

(v)	Estimated fair values and Future Accounting Treatment

•	The estimated fair values as of September 30, 2005 on ‘Available-for-sale other marketable securities’ are as shown in Figure 18.

(vi)	Financial Derivatives

•	The Group’s off-balance sheet contractual amounts, nominal principals and credit risk equivalent values are as indicated in Figure 19.

•	Figure 20 shows provisional calculations of the credit costs and credit risk size in off-balance sheet transactions by counterparty and credit rating.

Supplementary Data

Table 1-1 Summary of Financial Trends and Projections (Mitsubishi UFJ Financial Group, Inc.)

Holding Company: Established April 2001, merged October 2005

	Fiscal Year 3/2005 (Actual*3)	Interim 9/2005 (Actual*3)	Fiscal Year 3/2006 (Forecast*3)	Fiscal Year 3/2007 (Plan)	Fiscal Year 3/2008 (Plan)	Fiscal Year 3/2009 (Plan)	Fiscal Year 3/2010 (Plan)
1. Balance sheets (Assets and liabilities are averages for the period; Capital items are period end balances)						(Billions of Yen)
Total assets	4,839.0	5,545.8	6,497.3	7,448.8	7,448.8	7,448.8	7,448.8
Loans and bills discounted	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Securities	4,745.9	5,433.7	6,370.8	7,189.8	7,189.8	7,189.8	7,189.8
Total liabilities	495.3	743.2	1,098.0	1,028.0	945.6	758.8	662.4
Total shareholder’s equity	4,599.5	4,614.7	6,072.5	6,085.8	6,106.0	6,127.2	6,149.5
Capital stock	1,383.0	1,383.0	1,383.0	1,383.0	1,383.0	1,383.0	1,383.0
Capital surplus	2,499.6	2,499.6	3,322.4	3,322.4	3,322.4	3,322.4	3,322.4
Other capital surplus	477.8	355.7	355.8	355.8	355.8	355.8	355.8
Revenue Reserve	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Retained earnings *1	241.3	379.0	1,565.0	1,578.4	1,598.5	1,619.7	1,642.1
Treasury stock	(2.4)	(2.9)	(553.8)	(553.8)	(553.8)	(553.8)	(553.8)

2. Income statements						(Billions of Yen)
Ordinary profit	208.8	177.8	1,003.1	104.4	102.4	103.4	104.6
Dividends received	215.8	184.6	1,020.1	110.5	107.5	107.5	107.5
Operating expenses	6.3	3.3	10.2	11.6	9.6	9.1	9.1
Personnel expenses	2.3	1.2	3.6	4.5	4.3	4.1	3.9
Non-personnel expenses	4.0	2.1	7.5	7.1	5.3	5.0	5.2
Extraordinary profits	0.0	0.0	4.9	0.0	0.0	0.0	0.0
Extraordinary loss	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Income before income taxes	208.8	177.7	1,008.0	104.4	102.4	103.4	104.6
Income taxes	(2.2)	(1.5)	(1.5)	0.0	0.0	0.0	0.0
Income after income taxes	211.1	179.3	1,009.5	104.4	102.4	103.4	104.6

3. Dividends						(Billions of Yen; Yen)
Profit distributable as dividends	716.8	731.9	1,367.0	1,380.3	1,400.5	1,421.7	1,444.0
Cash dividends (including interim dividends)	44.9	22.6	72.5	82.2	82.2	82.2	82.2
Dividend for common stock	39.2	19.6	58.6	68.3	68.3	68.3	68.3
Dividend for preferred shares (public fund portion)	0.0	0.0	7.9	7.9	7.9	7.9	7.9
Dividend for preferred shares (portion other than public fund)	5.7	3.0	6.0	6.0	6.0	6.0	6.0
Dividend per common share	6,000.00	3,000.00	7,000.00	7,000.00	7,000.00	7,000.00	7,000.00
Dividend per class 1 share	82,500.00	0.00	0.00	0.00	0.00	0.00	0.00
Dividend per class 2 share	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Dividend per class 3 share	7,069.00	30,000.00	60,000.00	60,000.00	60,000.00	60,000.00	60,000.00
Dividend per class 8 share			15,900.00	15,900.00	15,900.00	15,900.00	15,900.00
Dividend per class 9 share			18,600.00	18,600.00	18,600.00	18,600.00	18,600.00
Dividend per class 10 share			19,400.00	19,400.00	19,400.00	19,400.00	19,400.00
Dividend per class 11 share			5,300.00	5,300.00	5,300.00	5,300.00	5,300.00
Dividend per class 12 share			11,500.00	11,500.00	11,500.00	11,500.00	11,500.00
Dividend rate per preferred share (public fund portion)			0.68%	0.96%	0.96%	0.96%	0.96%
Dividend rate per preferred share (portion other than public funds) *2	1.54%	2.40%	2.40%	2.40%	2.40%	2.40%	2.40%
Dividend payout ratio	21.26%	12.60%	7.18%	78.74%	80.27%	79.50%	78.59%

4. Management Indicators							(%)
Return on equity (net income/average shareholder’s equity)	4.75%	7.91%	18.89%	1.72%	1.68%	1.69%	1.70%
Return on assets (net income/average total assets)	4.36%	6.47%	15.54%	1.40%	1.37%	1.39%	1.40%

*[1]	Accumulated earnings other than revenue reserve.

*[2]	Interim dividend ratio is converted to an annual rate.

*[3]	3/2005 and 9/2005 figures are former Mitsubishi Tokyo Financial Group figures.

3/2006 figures are: First half former Mitsubishi Tokyo Financial Group figures+ second half Mitsubishi UFJ Financial Group figures.

Table 1-2 Summary of Financial Trends and Projections

(Sum of non-consolidated figures of Bank of Tokyo-Mitsubishi UFJ and Mitsubishi UFJ Trust and Banking)

	Fiscal Year 3/2005 (Actual*2)	Interim 9/2005 (Actual*2)	Fiscal Year 3/2006 (Forecast*2)	Fiscal Year 3/2007 (Plan)	Fiscal Year 3/2008 (Plan)	Fiscal Year 3/2009 (Plan)	Fiscal Year 3/2010 (Plan)
1. Balance Sheets ( Figures for assets and liabilities are averages for the period; Capital account items are period end balances).						(Billions of Yen)
Total assets	172,610.0	174,440.5	174,771.9	172,009.5	173,773.7	176,114.9	177,146.4
Loans and bills discounted	80,147.2	80,552.7	80,082.1	76,916.8	77,584.4	78,941.2	80,076.9
Securities	50,709.2	51,704.3	51,931.1	52,329.1	53,487.8	54,312.4	54,505.4
Trading assets	5,346.0	5,191.9	5,289.6	5,289.6	5,289.6	5,289.6	5,289.6
Deferred tax assets (at the end of period)	1,612.4	1,000.7	857.0	426.9	0.0	0.0	0.0
Total liabilities	166,136.8	167,153.7	168,312.0	165,946.1	167,428.8	169,399.4	169,987.8
Deposits (including NCDs)	120,663.6	119,515.6	119,160.9	116,731.8	118,357.5	120,258.5	121,606.8
Bonds	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Trading liabilities	965.6	828.5	852.9	852.9	852.9	852.9	852.9
Deferred tax liabilities (at the end of the period)	0.0	0.0	0.0	0.0	64.4	616.8	616.8
Deferred tax liabilities related to revaluation reserve for land (at the end of the period)	186.1	212.3	203.7	203.7	203.7	203.7	203.7
Total shareholder’s equity (at the end of the period)	6,426.3	7,576.2	6,986.1	7,484.5	8,072.3	8,841.6	9,685.9
Capital stock	2,760.3	2,860.3	1,321.3	1,321.3	1,321.3	1,321.3	1,321.3
Capital surplus	1,932.7	1,365.0	2,868.8	2,868.8	2,868.8	2,868.8	2,868.8
Other capital surplus	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Revenue reserve	263.7	263.7	263.8	263.8	263.8	263.8	263.8
Retained earnings*1	462.2	1,659.9	1,294.4	1,792.8	2,380.7	3,149.9	3,994.2
Land revaluation excess, net of taxes	247.4	237.1	237.2	237.2	237.2	237.2	237.2
Net unrealized gains on securities available for sale, net of taxes	759.8	1,190.0	1,000.7	1,000.7	1,000.7	1,000.7	1,000.7
Treasury stock	0.0	0.0	0.0	0.0	0.0	0.0	0.0

2. Income Statements						(Billions of Yen)
Gross operating profit (after trust account write-offs)	2,606.5	1,288.0	2,509.4	2,524.7	2,722.0	3,002.4	3,018.9
Trust fees (after write-offs)	135.2	55.4	107.3	87.5	95.7	107.4	114.3
Jointly operated designated money trust accounts	58.8	20.3	30.6	6.5	5.4	5.0	3.1
Credit costs (trust account) (A)	12.1	0.9	0.9	0.0	0.0	0.0	0.0
Interest income	2,119.7	1,177.5	2,223.5	2,254.0	2,374.5	2,589.5	2,623.0
Interest expenses	567.5	399.7	770.9	788.5	830.5	907.1	915.9
Fees and commissions	501.1	265.8	558.9	629.8	703.3	794.5	803.5
Trading revenue	90.7	25.6	106.9	128.0	155.0	160.6	161.7
Other operating income	327.1	163.3	283.7	214.0	224.0	257.6	232.3
Bonds related income (losses)	107.4	52.6	39.6	(1.9)	2.2	11.7	11.7
Business profit before net transfer to general reserve and before trust account write-offs (B)+(A)+(C)	1,472.5	699.3	1,265.0	1,245.0	1,449.0	1,766.3	1,859.1
Business profit (B)	1,453.7	698.4	1,264.1	1,249.6	1,466.7	1,765.4	1,856.8
Less: Net transfer to general reserve (C)	6.5	0.0	0.0	(4.6)	(17.7)	0.9	2.3
Operating expenses	1,146.2	589.5	1,245.2	1,279.7	1,273.0	1,236.1	1,159.8
Personnel expenses	387.4	205.3	423.4	436.3	438.4	438.9	428.0
Non-personnel expenses	696.7	350.0	746.7	773.8	765.4	730.9	665.5
Credit costs (banking account)	1,195.4	60.8	131.2	109.8	213.3	200.1	206.1
Gains (losses) on stocks and other equity securities	(266.7)	25.2	102.7	0.0	0.0	0.0	0.0
Revaluation losses	(520.4)	(16.1)	(51.7)	0.0	0.0	0.0	0.0
Ordinary profit	(218.8)	568.0	1,092.2	1,063.1	1,197.8	1,503.3	1,608.9
Extraordinary profit	373.5	530.9	706.0	0.0	0.0	0.0	0.0
Extraordinary loss	58.9	57.3	119.9	34.0	18.2	18.0	17.0
Provision for income taxes	464.8	329.1	501.1	430.1	491.3	615.5	646.9
Net income after income taxes	(369.1)	712.5	1,177.2	599.0	688.4	869.8	944.9

3. Dividends						(Billions of Yen; Yen)
Profit distributable as dividends	242.1	—	1,097.0	1,595.4	2,183.2	2,952.5	3,796.8
Cash dividends (including interim dividends)
Dividend payout ratio
*[1] Accumulated earnings other than revenue reserve
*[2] 3/2005 and 9/2005 figures are the sum of the figures of the former Bank of Tokyo-Mitsubishi, former Mitsubishi Trust and Banking, former UFJ Bank and former UFJ Trust Bank.
3/2006 figures are the sum of Bank of Tokyo-Mitsubishi UFJ, Mitsubishi UFJ Trust and Banking, the former UFJ Bank and the former UFJ Trust Bank.
	Fiscal Year 3/2005 (Actual*2)	Interim 9/2005 (Actual*2)	Fiscal Year 3/2006 (Forecast*2)	Fiscal Year 3/2007 (Plan)	Fiscal Year 3/2008 (Plan)	Fiscal Year 3/2009 (Plan)	Fiscal Year 3/2010 (Plan)
4. Management Indicators							( %)
Yield on interest-earning assets (A)	1.46%	1.57%	1.49%	1.57%	1.62%	1.75%	1.77%
Loans and bills discounted (B)	1.65%	1.66%	1.67%	1.80%	1.88%	1.96%	1.99%
Securities	1.13%	1.22%	1.24%	1.36%	1.41%	1.46%	1.48%
Yield on interest-bearing liabilities (C)	1.09%	1.20%	1.22%	1.28%	1.29%	1.30%	1.25%
Deposits and others (including NCDs) (D)	0.21%	0.33%	0.35%	0.37%	0.40%	0.45%	0.46%
Expense ratio (E)	0.82%	0.86%	0.93%	0.98%	0.97%	0.93%	0.86%
Personnel expense ratio	0.27%	0.30%	0.31%	0.33%	0.33%	0.33%	0.32%
Non-personnel expense ratio	0.50%	0.51%	0.56%	0.59%	0.58%	0.55%	0.49%
Profit margin of funds (A) - (C)	0.37%	0.37%	0.27%	0.29%	0.34%	0.45%	0.51%
Profit margin between loans and deposits (B)-(D)-(E)	0.60%	0.45%	0.40%	0.45%	0.51%	0.59%	0.67%
Non-interest income ratio	31.90%	30.84%	34.74%	36.58%	38.19%	38.71%	38.74%
OHR (Expenses/Gross operating profit before trust account write-offs)	43.76%	45.73%	49.61%	50.69%	46.77%	41.17%	38.42%
ROE (Net business profit before net transfer to general reserve and before trust account write-offs/Average shareholder’s equity)	23.54%	19.92%	18.86%	17.21%	18.63%	20.89%	22.07%
ROA *[3]	0.89%	0.83%	0.76%	0.76%	0.88%	1.05%	1.10%

*[3]	Net business profit before transfers to general reserve and trust account write-offs/(Total assets-Customers’ liabilities for acceptances and guarantees) [Average balance]

Combined figures including Separated Subsidiaries: Bank of Tokyo-Mitsubishi UFJ + Mitsubishi UFJ Trust and Banking + UFJ Strategic Partner + UFJ Trust Equity

Income	Summary and Projections

	Fiscal Year 3/2005 (Actual*3)	Interim 9/2005 (Actual*3)	Fiscal Year 3/2006 (Forercast*3)	Fiscal Year 3/2007 (Plan)	Fiscal Year 3/2008 (Plan)	Fiscal Year 3/2009 (Plan)	Fiscal Year 3/2010 (Plan)
Income statements						(Billions of Yen)
Net business profit before net transfer to general reserve and before trust account write-offs	1,477.0	665.4	1,231.4	1,245.1	1,449.2	1,766.5	1,859.4
Credit related expenses*[1]	1,237.9	58.4	128.8	105.2	195.6	201.0	208.4
(Gains) & losses on stocks and other equity securities	(302.0)	25.6	104.7	0.0	0.0	0.0	0.0
Revaluation losses	(520.4)	(16.1)	(51.7)	0.0	0.0	0.0	0.0
Ordinary income	(294.7)	534.5	1,060.6	1,063.2	1,198.1	1,503.5	1,609.2
Net income after income taxes	(395.2)	683.0	1,152.6	599.1	688.5	869.9	945.1
Total credit related expenses*[2]	973.9	(378.4)	(470.0)	105.2	195.6	201.0	208.4

Management indicators							(	%)
ROE: Business profit before net transfer to general reserve/Average shareholder’s equity	23.52%	18.94%	18.32%	17.21%	18.63%	20.89%	20.07%

*[1]	Credit related expenses = amounts transferred into general reserve for loan losses + losses on disposal of non-performing loans

*[2]	Including gains on reversal of loan loss allowances (figures in brackets represent gains)

*[3]	3/2005 and 9/2005 figures are the sum of figures of the former Bank of Tokyo-Mitsubishi, the former Mitsubishi Trust and Banking, the former UFJ Bank, the former UFJ Trust Bank, UFJ Strategic Partner, UFJ Equity Investments and UFJ Trust Equity. 3/2006 figures are the sum of the figures of the Bank of Tokyo-Mitsubishi UFJ, Mitsubishi UFJ Trust and Banking, the former UFJ Bank, the former UFJ Trust Bank, UFJ Strategic Partners, UFJ Equity Investments and UFJ Trust Equity.

Table 1-3 Financial Trends and Projections (trusts with principal replacement contracts)

	Fiscal Year 3/2005 (Actual*)	Interim 9/2005 (Actual*)	Fiscal Year 3/2006 (Forecast)	Fiscal Year 3/2007 (Plan)	Fiscal Year 3/2008 (Plan)	Fiscal Year 3/2009 (Plan)	Fiscal Year 3/2010 (Plan)
Jointly managed money trusts
(Balance at end of period)						(Billions of Yen)
Total assets	1,949.6	1,883.3	1,775.3	1,421.7	1,432.4	1,333.6	1,232.9
Loans and bills discounted	514.8	185.8	221.9	184.5	162.3	142.6	124.2
Securities	237.5	248.3	452.4	423.6	403.0	375.8	360.5
Others	1,197.2	1,449.1	1,101.0	813.5	867.1	815.1	748.1
Total liabilities	1,949.6	1,883.3	1,775.3	1,421.7	1,432.4	1,333.6	1,232.9
Principal	1,947.4	1,882.7	1,774.7	1,421.1	1,431.9	1,333.2	1,232.6
Others	2.2	0.5	0.7	0.5	0.4	0.4	0.3

Loans in trust
(Balance at end of period)						(Billions of Yen)
Total assets	1,440.1	1,197.4	676.0	458.6	222.5	94.8	24.7
Loans and bills discounted	517.6	43.0	0.0	0.0	0.0	0.0	0.0
Securities	1.0	0.0	0.0	0.0	0.0	0.0	0.0
Others	921.3	1,154.3	676.0	458.6	222.5	94.8	24.7
Total liabilities	1,440.1	1,197.4	676.0	458.6	222.5	94.8	24.7
Principal	1,429.3	1,190.4	672.6	456.3	221.3	94.3	24.6
Others	10.7	6.9	3.4	2.3	1.1	0.5	0.1

Note: 3/2005 and 9/2005 figures are the sum of figures of the former Mitsubishi Trust and Banking and the former UFJ Trust Bank.

Table 1-4 Financial trends (consolidated)

	Fiscal Year 3/2005 (Actual*1)	Interim 9/2005 (Actual*1)	Fiscal Year 3/2006 (Forecast)
		(Billions of Yen)
1. Balance Sheets (Balances at the end of the period)
Total assets	110,285.5	115,619.7
Loans and bills discounted	46,446.6	47,132.5
Securities	28,823.4	30,476.0
Trading assets	7,552.8	7,660.5
Deferred tax assets	485.0	102.6
Total liabilities	105,130.7	109,761.2
Deposits (including NCDs)	70,373.7	71,546.4
Bonds	0.0	0.0
Trading liabilities	3,364.5	2,829.6
Deferred tax liabilities	56.7	65.9
Deferred tax liabilities related to revaluation reserve for land	133.1	132.3
Minority interests	376.9	562.3
Total shareholder’s equity	4,777.8	5,296.0
Capital stock	1,383.0	1,383.0
Capital surplus	955.0	832.9
Retained earnings	1,824.2	2,075.1
Land revaluation excess, net of taxes	149.5	150.0
Net unrealized gains on securities available for sale, net of taxes	591.1	952.1
Foreign currency translation adjustments	(121.7)	(93.9)
Treasury stock	(3.5)	(3.3)

	Fiscal Year 3/2005 (Actual*1)	Interim 9/2005 (Actual*1)	Fiscal Year 3/2006 (Forecast)
2. Income		(Billions of Yen)
Total income	2,628.5	1,401.2	4,085.0
Interest income	1,426.6	792.7
Trust fees	100.9	41.0
Fees and commissions income	567.9	296.8
Trading revenue	126.7	66.6
Other operating income	211.2	142.0
Other income	194.9	61.8
Total expenses	2,035.2	1,020.1
Interest expenses	419.6	309.5
Fees and commissions income	68.4	28.7
Trading expenses	1.3	0.0
Other operating expenses	113.0	56.6
General and administrative expenses	1,046.4	553.7
Other expenses	386.2	71.3
Loans written-off	83.8	41.0
Net transfer to loan loss reserves	0.0	0.0
Net transfer to general reserve	0.0	0.0
Net transfer to specific reserve	0.0	0.0
Ordinary profit	593.2	381.1	1065.0
Extraordinary profit	76.8	117.1
Extraordinary losses	14.6	3.9
Income before income taxes and minority interests	655.4	494.3
Provision for income taxes	69.3	30.5
Income taxes (deferred)	208.9	138.8
Minority interests in net income	38.7	24.2
Net income	338.4	300.6	760.0

Reference: Aggregate of Mitsubishi UFJ Financial Group and the former UFJ Holdings (consolidated)

	Fiscal Year 3/2005 (Actual*2)	Interim 9/2005 (Actual*2)	Fiscal Year 3/2006 (Forecast*2)
		(Billions of Yen)

Total income	4,933.8	2,515.0
Interest income	2,443.8	1,320.5
Trust fees	152.1	64.8
Fees and commissions income	1,064.5	552.1
Trading revenue	182.2	89.6
Other operating income	658.9	354.9
Other income	432.0	132.8
Total expenses	4,837.4	1,778.6
Interest expenses	633.4	463.6
Fees and commissions income	139.7	68.1
Trading expenses	3.0	8.8
Other operating expenses	325.5	146.1
General and administrative expenses	1,776.8	932.9
Other expenses	1,958.7	158.8
Loans written-off	638.6	72.8
Net transfer to loan loss reserves	0.0	0.0
Net transfer to general reserve	0.0	0.0
Net transfer to specific reserve	0.0	0.0
Ordinary profit	96.4	736.3	1420.0
Extraordinary profit	388.2	418.5
Extraordinary losses	63.7	94.1
Income before income taxes and minority interests	420.9	1,060.8
Provision for income taxes	87.1	62.5
Income taxes (deferred)	489.0	259.2
Minority interests in net income	60.7	27.2
Net income	(216.1)	711.7	1170.0

*[1]	3/2005 and 9/2005 figures are the figures of the former Mitsubishi Tokyo Financial Group.

*[2]	3/2005 and 9/2005 figures are the sum of consolidated figures of the former Mitsubishi Tokyo Financial Group and the former UFJ Holdings. 3/2006 figures are the sum of consolidated figures of Mitsubishi UFJ Financial Group and the former UFJ Holdings.

Table 2: Trends in capital ratios (BIS standard)

Mitsubishi UFJ Financial Group (Consolidated)						(Billions of Yen)

	Fiscal Year 3/2005 (Actual*3)	Interim 9/2005 (Actual*3)	Fiscal Year 3/2006 (Forecast)	Fiscal Year 3/2007 (Plan)	Fiscal Year 3/2008 (Plan)	Fiscal Year 3/2009 (Plan)	Fiscal Year 3/2010 (Plan)
Capital stock	1,383.0	1,383.0	1,383.0	1,383.0	1,383.0	1,383.0	1,383.0
Preferred shares (non-cumulative)*1	—	—	—	—	—	—	—
Capital surplus	955.0	832.9	1,650.0	1,650.0	1,650.0	1,650.0	1,650.0
Retained earnings	1,782.5	2,052.5	2,787.1	3,433.6	4,194.0	5,148.4	6,192.5
Minority shareholder’s interest in consolidated subsidiaries	374.8	559.4	1,301.8	1,114.0	1,048.7	991.0	906.5
Preferred securities	0.0	165.0	728.2	510.2	404.2	299.2	164.2
Net unrealized gains (losses) on securities available for sale, net of taxes	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Treasury stock	(3.5)	(3.3)	(555.2)	(555.2)	(555.2)	(555.2)	(555.2)
Foreign currency translation adjustments	(121.7)	(93.9)	(168.5)	(168.5)	(168.5)	(168.5)	(168.5)
Goodwill	(51.5)	(53.5)	(52.0)	(50.3)	(48.6)	(46.9)	(45.1)
Consolidation adjustments accounts	(31.8)	(30.1)	(104.3)	(89.4)	(74.5)	(59.5)	(44.6)
Others	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total of Tier I	4,286.7	4,646.9	6,242.0	6,717.3	7,429.0	8,342.4	9,318.7
(deferred tax amount)	428.2	36.7	822.4	387.8	0.0	0.0	0.0
Unrealized profits on securities available for sale after 55% discount	449.4	723.6	735.4	735.4	735.4	735.4	735.4
Land revaluation excess after 55% discount	127.4	126.9	117.3	117.3	117.3	117.3	117.3
General reserve for credit losses	435.3	371.5	809.4	804.8	787.1	788.0	790.3
Perpetual subordinated bonds and loans	533.1	447.8	632.9	578.5	539.7	420.2	446.8
Others	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total of Upper Tier II	1,545.4	1,669.9	2,295.1	2,236.0	2,179.6	2,061.0	2,089.9
Subordinated bonds and loans with fixed maturity	1,705.5	1,829.0	3,075.6	2,940.0	2,823.1	2,629.8	2,361.8
Others	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total of Lower Tier II	1,705.5	1,829.0	3,075.6	2,940.0	2,823.1	2,629.8	2,361.8
Total of Tier II	3,250.9	3,498.9	5,370.7	5,176.0	5,002.6	4,690.8	4,451.7
(included in total capital)	3,250.9	3,498.9	5,370.7	5,176.0	5,002.6	4,690.8	4,451.7
Tier III	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Deduction	(915.0)	(922.5)	(307.5)	(320.0)	(332.7)	(345.5)	(358.4)
Total capital	6,622.6	7,223.3	11,305.1	11,573.3	12,099.0	12,687.7	13,412.0
Risk-weighted assets	56,270.5	60,131.8	107,100.0	107,400.0	109,300.0	111,600.0	113,900.0
Balance sheet items	48,037.3	48,037.3	94,400.0	94,700.0	96,600.0	98,900.0	101,200.0
Off balance sheet items	7,301.6	7,301.6	11,350.0	11,350.0	11,350.0	11,350.0	11,350.0
Others*[2]	931.5	931.5	1,350.0	1,350.0	1,350.0	1,350.0	1,350.0

BIS risk adjusted capital ratio	11.76%	12.01%	10.56%	10.78%	11.07%	11.37%	11.78%
Tier I ratio	7.61%	7.72%	5.83%	6.25%	6.80%	7.48%	8.18%

*[1]	As the company’s capital stock cannot be subdivided by class of stock, the amount of non-cumulative, irredeemable preference stock has not been recorded.

*[2]	Market risk equivalent amount divided by 8%

*[3]	3/2005 and 9/2005 figures are the consolidated figures of the former Mitsubishi Tokyo Financial Group.

Note:	From the fiscal period ending 3/2007 the Basel II framework will be applied but as of the time of formulation of these plans (February 2006) the existing standards have been applied. Capital ratios after application of the new standards will be recorded in progress reports on the Revitalization Plan.

Reference: Former UFJ Holdings	(Billions of Yen)
	Fiscal Year 3/2005 (Actual)	Interim 9/2005 (Actual)
Total of Tier I	2,313.4	2,759.0
Total of Tier II	2,865.2	2,437.8
(included in total capital)	2,278.6	2,300.0
Tier III	0.0	0.0
Deduction	(78.9)	(85.4)
Total capital	4,513.1	4,973.6

Risk-weighted assets	43,405.9	42,596.8

BIS risk adjusted capital ratio	10.39%	11.67%
Tier I ratio	5.32%	6.47%

Table 2: Trends in capital ratios (BIS standard)

Bank of Tokyo-Mitsubishi UFJ (Consolidated)						(Billions of Yen)
	Fiscal Year 3/2005 (Actual*3)	Interim 9/2005 (Actual*3)	Fiscal Year 3/2006 (Forecast)	Fiscal Year 3/2007 (Plan)	Fiscal Year 3/2008 (Plan)	Fiscal Year 3/2009 (Plan)	Fiscal Year 3/2010 (Plan)
Capital stock	996.9	996.9	996.9	996.9	996.9	996.9	996.9
Preferred shares (non-cumulative)*1	—	—	—	—	—	—	—
Capital surplus	806.9	806.9	2,319.0	2,319.0	2,319.0	2,319.0	2,319.0
Retained earnings	1,179.9	760.4	1,399.0	1,896.3	2,478.3	3,205.6	4,014.5
Minority shareholder’s interest in consolidated subsidiaries	383.7	387.1	1,085.5	876.9	784.1	691.3	569.4
Preferred securities	0.0	165.0	729.0	511.0	405.0	300.0	165.0
Net unrealized gains (losses) on securities available for sale, net of taxes	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Treasury stock	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Foreign currency translation adjustments	(116.5)	(81.5)	(156.6)	(156.6)	(156.6)	(156.6)	(156.6)
Goodwill	(51.5)	(53.5)	(51.5)	(49.9)	(48.3)	(46.7)	(45.1)
Consolidation adjustments accounts	0.0	0.0	(75.9)	(64.5)	(53.1)	(41.7)	(30.3)
Others	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total of Tier I	3,199.5	2,816.2	5,516.3	5,817.9	6,320.2	6,967.6	7,667.7
(deferred tax amount)	316.0	0.0	715.8	357.6	0.0	0.0	0.0
Unrealized profits on securities available for sale after 55% discount	343.6	555.3	555.3	555.3	555.3	555.3	555.3
Land revaluation excess after 55% discount	127.9	127.3	203.7	203.7	203.7	203.7	203.7
General reserve for credit losses	354.5	309.4	711.4	711.4	711.4	711.4	711.4
Perpetual subordinated bonds and loans	395.4	291.5	525.3	474.8	447.1	350.3	388.3
Others	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total of Upper Tier II	1,221.6	1,283.6	1,995.8	1,945.4	1,917.7	1,820.9	1,858.9
Subordinated bonds and loans with fixed maturity	1,343.1	1,506.8	2,702.3	2,616.0	2,518.7	2,347.3	2,091.2
Others	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total of Lower Tier II	1,343.1	1,506.8	2,702.3	2,616.0	2,518.7	2,347.3	2,091.2
Total of Tier II	2,564.8	2,790.4	4,698.2	4,561.4	4,436.5	4,168.2	3,950.2
(included in total capital)	2,564.8	2,691.7	4,698.2	4,561.4	4,436.5	4,168.2	3,950.2
Tier III	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Deduction	(243.7)	(39.3)	(119.5)	(119.5)	(119.5)	(119.5)	(119.5)
Total capital	5,520.6	5,468.7	10,095.0	10,259.9	10,637.3	11,016.4	11,498.5

Risk-weighted assets	46,662.8	48,947.7	92,507.8	92,455.2	94,113.8	96,229.2	98,271.1
Balance sheet items	39,213.8	40,854.1	80,263.7	80,211.2	81,869.8	83,985.1	86,027.0
Off balance items	6,563.2	7,851.5	11,788.9	11,788.9	11,788.9	11,788.9	11,788.9
Others*2	885.7	242.0	455.1	455.1	455.1	455.1	455.1

BIS risk adjusted capital ratio	11.83%	11.17%	10.91%	11.09%	11.30%	11.44%	11.70%
Tier I ratio	6.85%	5.75%	5.96%	6.29%	6.71%	7.24%	7.80%

*1	As the company’s capital stock cannot be subdivided by class of stock, the amount of non-cumulative, irredeemable preference stock has not been recorded.

*2	Market risk equivalent amount divided by 8%.

*3	3/2005 and 9/2005 figures are the figures of the former Bank of Tokyo-Mitsubishi.

Note: From the fiscal period ending 3/2007 the Basel II framework will be applied but as of the time of formulation of these plans (February 2006) the existing standards have been applied. Capital ratios after application of the new standards will be recorded in progress reports on the Revitalization Plan.

Reference: Former UFJ Bank	(Billions of Yen)

	Fiscal Year 3/2005 (Actual)	Interim 9/2005 (Actual)
Total of Tier I	2,124.0	2,559.0
Total of Tier II	2,707.5	2,282.0
(included in total capital)	2,110.9	2,129.1
Tier III	0.0	0.0
Deduction	(73.4)	(80.1)
Total capital	4,161.5	4,607.9

Risk-weighted assets	39,680.0	39,513.8

BIS risk adjusted capital ratio	10.48%	11.66%
Tier I ratio	5.35%	6.47%

Table 2: Trends in capital ratios (BIS standard)

Bank of Tokyo-Mitsubishi UFJ (Non-consolidated)						(Billions of Yen)
	Fiscal Year 3/2005 (Actual*3)	Interim 9/2005 (Actual*3)	Fiscal Year 3/2006 (Forecast)	Fiscal Year 3/2007 (Plan)	Fiscal Year 3/2008 (Plan)	Fiscal Year 3/2009 (Plan)	Fiscal Year 3/2010 (Plan)
Capital stock	996.9	996.9	996.9	996.9	996.9	996.9	996.9
Preferred shares (non-cumulative)*1	—	—	—	—	—	—	—
Capital reserve	806.9	806.9	2,319.0	2,319.0	2,319.0	2,319.0	2,319.0
Other capital surplus	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Revenue reserve	190.0	190.0	190.0	190.0	190.0	190.0	190.0
Voluntary reserves	720.6	720.6	720.6	720.6	720.6	720.6	720.6
Retained earnings carried forward	19.3	(411.7)	335.9	753.1	1,245.8	1,885.0	2,597.6
Other	0.0	168.3	731.7	513.7	407.7	302.7	167.7
Preferred securities	0.0	165.0	729.0	511.0	405.0	300.0	165.0
Net unrealized gains (losses) on securities available for sale, net of taxes	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Treasury stock	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Goodwill	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total of Tier I	2,733.8	2,471.2	5,294.3	5,493.6	5,880.2	6,414.5	6,992.0
(deferred tax amount)	375.9	49.0	756.4	398.2	0.0	0.0	0.0
Unrealized profits on securities available for sale after 55% discount	339.1	555.4	555.4	555.4	555.4	555.4	555.4
Land revaluation excess of 55% discount	127.9	127.3	202.2	202.2	202.2	202.2	202.2
General reserve for credit losses	231.6	189.8	449.9	449.9	449.9	449.9	449.9
Perpetual subordinated bonds and loans	395.4	291.5	525.3	474.8	447.1	350.3	388.3
Others	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total of Upper Tier II	1,094.3	1,164.1	1,732.9	1,682.4	1,654.8	1,557.9	1,596.0
Subordinated bonds and loans with fixed maturity	1,301.7	1,462.5	2,638.0	2,551.7	2,454.5	2,292.3	2,049.1
Others	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total of Lower Tier II	1,301.7	1,462.5	2,638.0	2,551.7	2,454.5	2,292.3	2,049.1
Total of Tier II	2,396.0	2,626.7	4,371.0	4,234.2	4,109.3	3,850.2	3,645.2
(included in total capital)	2,396.0	2,399.7	4,371.0	4,234.2	4,109.3	3,850.2	3,645.2
Tier III	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Deduction	(204.7)	(4.9)	(145.5)	(145.5)	(145.5)	(145.5)	(145.5)
Total capital	4,925.2	4,866.0	9,519.8	9,582.3	9,844.0	10,119.2	10,491.7

Risk-weighted assets	40,308.3	42,406.1	80,465.9	80,420.1	81,862.8	83,702.8	85,478.9
Balance sheet items	35,358.6	36,526.4	71,078.1	71,032.3	72,475.0	74,315.0	76,091.1
Off balance items	4,754.1	5,661.2	9,067.9	9,067.9	9,067.9	9,067.9	9,067.9
Others*2	195.6	218.3	319.8	319.8	319.8	319.8	319.8

BIS risk adjusted capital ratio	12.21%	11.47%	11.83%	11.91%	12.02%	12.08%	12.27%
Tier I ratio	6.78%	5.82%	6.57%	6.83%	7.18%	7.66%	8.17%

*1	As the company’s capital stock cannot be subdivided by class of stock, the amount of non-cumulative, irredeemable preference stock has not been recorded.

*2	Market risk equivalent amount divided by 8%

*3	3/2005 and 9/2005 figures are the figures of the former Bank of Tokyo-Mitsubishi.

Note: From the fiscal period ending 3/2007 the Basel II framework will be applied but as of the time of formulation of these plans (February 2006) the existing standards have been applied. Capital ratios after application of the new standards will be recorded in progress reports on the Revitalization Plan.

Reference: Former UFJ Bank	(Billions of Yen)
	Fiscal Year 3/2005 (Actual)	Interim 9/2005 (Actual)
Total of Tier I	2,040.7	2,577.7
Total of Tier II	2,669.3	2,106.3
(included in total capital)	2,040.7	2,033.5
Tier III	0.0	0.0
Deduction	(140.6)	(141.0)
Total capital	3,940.9	4,470.2

Risk-weighted assets	37,589.0	37,755.1

BIS risk adjusted capital ratio	10.48%	11.84%
Tier I ratio	5.42%	6.82%

Table 2: Trends in capital ratios (BIS standard)

Mitsubishi UFJ Trust and Banking (Consolidated)						(Billions of Yen)
	Fiscal Year 3/2005 (Actual*3)	Interim 9/2005 (Actual*3)	Fiscal Year 3/2006 (Forecast)	Fiscal Year 3/2007 (Plan)	Fiscal Year 3/2008 (Plan)	Fiscal Year 3/2009 (Plan)	Fiscal Year 3/2010 (Plan)
Capital stock	324.2	324.2	324.2	324.2	324.2	324.2	324.2
Preferred shares (non-cumulative)*1	—	—	—	—	—	—	—
Capital surplus	274.7	274.7	549.7	549.7	549.7	549.7	549.7
Retained earnings	278.8	142.2	251.6	335.9	436.7	573.0	711.8
Minority shareholder’s interest in consolidated subsidiaries	4.5	5.2	5.3	5.3	5.3	5.3	5.3
Preferred securities	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Net unrealized gains (losses) on securities available for sale, net of taxes	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Treasury stock	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Foreign currency translation adjustments	(5.1)	(4.8)	(4.4)	(4.4)	(4.4)	(4.4)	(4.4)
Goodwill	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Consolidation adjustments accounts	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Others	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total of Tier I	877.1	741.6	1,126.5	1,210.7	1,311.6	1,447.8	1,586.6
(deferred tax amount)	146.7	59.4	106.6	30.2	0.0	0.0	0.0
Unrealized profits on securities available for sale after 55% discount	113.5	170.9	176.0	176.0	176.0	176.0	176.0
Land revaluation excess of after 55% discount	(0.5)	0.0	(0.9)	(0.9)	(0.9)	(0.9)	(0.9)
General reserve for credit losses	80.7	62.0	98.9	94.3	76.6	77.5	79.8
Perpetual subordinated bonds and loans	137.7	157.7	110.6	106.6	95.5	72.9	61.4
Others	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total of Upper Tier II	331.5	390.6	384.6	376.0	347.2	325.5	316.3
Subordinated bonds and loans with fixed maturity	362.4	322.8	387.3	338.0	318.3	296.5	284.5
Others	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total of Lower Tier II	362.4	322.8	387.3	338.0	318.3	296.5	284.5
Total of Tier II	693.9	713.4	771.9	714.0	665.5	622.0	600.8
(included in total capital)	693.9	713.4	771.9	714.0	665.5	622.0	600.8
Tier III	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Deduction	(312.8)	(311.7)	(300.0)	(20.0)	(20.0)	(20.0)	(20.0)
Total capital	1,258.2	1,143.3	1,598.4	1,904.8	1,957.1	2,049.9	2,167.5

Risk-weighted assets	9,887.6	10,205.6	13,212.5	13,454.3	13,678.8	13,820.5	14,004.8
Balance sheet items	9,056.2	9,520.4	12,405.7	12,647.6	12,872.0	13,013.8	13,198.0
Off balance items	756.1	636.6	731.6	731.6	731.6	731.6	731.6
Others*2	75.1	48.4	75.1	75.1	75.1	75.1	75.1

BIS risk adjusted capital ratio	12.72%	11.20%	12.09%	14.15%	14.30%	14.83%	15.47%
Tier I ratio	8.87%	7.26%	8.52%	8.99%	9.58%	10.47%	11.32%

*1	As the company’s capital stock cannot be subdivided by class of stock, the amount of non-cumulative, irredeemable preference stock has not been recorded.

*2	Market risk equivalent amount divided by 8%

*3	3/2005 and interim 9/2005 figures are the figures of the former Mitsubishi Trust and Banking.

Note: From the fiscal period ending 3/2007 the Basel II framework will be applied but as of the time of formulation of these plans (February 2006) the existing standards have been applied. Capital ratios after application of the new standards will be recorded in progress reports on the Revitalization Plan.

Reference: Former UFJ Trust Bank	(Billions of Yen)
	Fiscal Year 3/2005 (Actual)	Interim 9/2005 (Actual)
Total of Tier I	309.3	322.1
Total of Tier II	193.1	164.3
(included in total capital)	179.8	164.3
Tier III	0.0	0.0
Deduction	88.5	88.3
Total capital	400.5	398.1

Risk-weighted assets	3,093.3	2,713.3

BIS risk adjusted capital ratio	12.94%	14.67%
Tier I ratio	9.99%	11.87%

Table 2: Trends in capital ratios (BIS standard)

Mitsubishi UFJ Trust and Banking (Non-consolidated)						(Billions of Yen)
	Fiscal Year 3/2005 (Actual*3)	Interim 9/2005 (Actual*3)	Fiscal Year 3/2006 (Forecast)	Fiscal Year 3/2007 (Plan)	Fiscal Year 3/2008 (Plan)	Fiscal Year 3/2009 (Plan)	Fiscal Year 3/2010 (Plan)
Capital stock	324.2	324.2	324.2	324.2	324.2	324.2	324.2
Preferred shares (non-cumulative)*1	—	—	—	—	—	—	—
Capital reserve	274.7	274.7	549.7	549.7	549.7	549.7	549.7
Other capital surplus	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Revenue reserve	49.5	49.5	73.7	73.7	73.7	73.7	73.7
Voluntary reserves	189.2	189.2	189.2	189.2	189.2	189.2	189.2
Retained earnings carried forward	20.7	(116.7)	(52.0)	29	124.2	254.2	386
Other	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Preferred securities	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Net unrealized gains (losses) on securities available for sale, net of taxes	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Treasury stock	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Goodwill	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total of Tier I	858.4	720.9	1,084.8	1,165.9	1,261.1	1,391.1	1,522.9
(deferred tax amount)	145.6	58.2	100.5	28.6	0.0	0.0	0.0
Unrealized profits on securities available for sale after 55% discount	112.5	169.7	169.7	169.7	169.7	169.7	169.7
Land revaluation excess of after 55% discount	(1.2)	(0.8)	(1.6)	(1.6)	(1.6)	(1.6)	(1.6)
General reserve for credit losses	80.5	62	98.7	94.1	76.4	77.3	79.6
Perpetual subordinated bonds and loans	137.7	157.7	110.6	106.6	95.5	72.9	61.4
Others	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total of Upper Tier II	329.4	388.6	377.4	368.8	340.0	318.3	309.1
Subordinated bonds and loans with fixed maturity	362.4	322.8	387.3	338.0	318.3	296.5	284.5
Others	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total of Lower Tier II	362.4	322.8	387.3	338.0	318.3	296.5	284.5
Total of Tier II	691.8	711.4	764.7	706.8	658.3	614.8	593.6
(included in total capital)	691.8	711.4	764.7	706.8	658.3	614.8	593.6
Tier III	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Deduction	(307.9)	(307.9)	(295.8)	(15.8)	(15.8)	(15.8)	(15.8)
Total capital	1,242.3	1,124.4	1,553.6	1,856.9	1,903.6	1,990.0	2,100.6
Risk-weighted assets	9,797.4	10,133.8	13,239.1	13,481.0	13,705.4	13,856.0	14,031.5
Balance sheet items	8,992.2	9,459.5	12,435.7	12,677.6	12,902.0	13,052.6	13,228.1
Off balance items	747.1	643.2	745.6	745.6	745.6	745.6	745.6
Others*2	58.1	31.0	57.7	57.7	57.7	57.7	57.7

BIS risk adjusted capital ratio	12.68%	11.09%	11.73%	13.77%	13.88%	14.36%	14.97%
Tier I ratio	8.76%	7.11%	8.19%	8.64%	9.20%	10.03%	10.85%

*1	As the company’s capital stock cannot be subdivided by class of stock, the amount of non-cumulative, irredeemable preference stock has not been recorded.

*2	Market risk equivalent amount divided by 8%

*3	3/2005 and 9/2005 figures the figures of the former Mitsubishi Trust and Banking.

Note:	From the fiscal period ending 3/2007 the Basel II framework will be applied but as of the time of formulation of these plans (February 2006) the existing standards have been applied. Capital ratios after application of the new standards will be recorded in progress reports on the Revitalization Plan.

Reference: Former UFJ Trust Bank	(Billions of Yen)
	Fiscal Year 3/2005 (Actual)	Interim 9/2005 (Actual)
Total of Tier I	319.5	340.6
Total of Tier II	180.2	150.0
(included in total capital)	166.3	150.0
Tier III	0.0	0.0
Deduction	88.0	87.8
Total capital	397.8	402.7

Risk-weighted assets	3,021.6	2,810.5

BIS risk adjusted capital ratio	13.16%	14.33%
Tier I ratio	10.57%	12.11%

Table 5 Profit by Business Unit*1

(Combined figures including Separated Subsidiaries)

		(Billions of Yen)
	Fiscal Year 3/2005 (Actual*2)	Interim 9/2005 (Actual*2)	Fiscal Year 3/2006 (Forecast*2)
Retail	202.1	92.1	217.4
Gross profit	642.9	318.8	685.4
Expenses	(440.8)	(226.7)	(468.0)
Corporate	909.7	436.5	851.8
Gross profit	1,412.0	696.3	1,377.0
Expenses	(502.3)	(259.8)	(525.2)
Trust Assets	13.5	4.8	21.0
Gross profit	66.3	30.8	73.8
Expenses	(52.8)	(26.0)	(52.7)
Others	351.7	132.0	141.2

Total	1,477.0	665.4	1,231.4

Mitsubishi UFJ Financial Group (consolidated)		(Billions of Yen)
	Fiscal Year 3/2005 (Actual*3)	Interim 9/2005 (Actual*3)	Fiscal Year 3/2006 (Forecast*3)
Retail	267.1	133.4	362.0
Gross profit	916.9	465.6	1,107.0
Expenses	(649.8)	(332.3)	(745.0)
Corporate	1,091.5	535.4	1,056.7
Gross profit	1,915.4	968.2	1,932.7
Expenses	(823.9)	(432.8)	(876.0)
Trust Assets	21.3	10.5	33.6
Gross profit	94.3	47.6	122.8
Expenses	(73.0)	(37.1)	(89.2)
Others	361.9	135.9	199.4

Total	1,741.8	815.1	1,651.7

Reference: Excluding the former UFJ Holdings (consolidated)		(Billions of Yen)
	Fiscal Year 3/2005 (Actual*4)	Interim 9/2005 (Actual*4)	Fiscal Year 3/2006 (Forecast*4)
Retail	131.2	61.3	290.0
Gross profit	454.8	222.3	863.6
Expenses	(323.7)	(161.0)	(573.6)
Corporate	576.6	301.1	815.9
Gross profit	1,105.2	589.0	1,539.3
Expenses	(528.6)	(287.9)	(723.4)
Trust Assets	13.3	6.8	29.8
Gross profit	59.9	30.7	105.7
Expenses	(46.6)	(24.0)	(75.9)
Others	146.1	60.6	130.7

Total	867.1	429.9	1,266.4

*1	Figures are for core business units on a managerial accounts basis.

*2	3/2005 and 9/2005 figures are the sum of figures of the former Bank of Tokyo-Mitsubishi, the former Mitsubishi Trust and Banking, the former UFJ Bank, the former UFJ Trust Bank and Separated Subsidiaries.

3/2006 figures are the sum of figures of the Bank of Tokyo-Mitsubishi UFJ, Mitsubishi UFJ Trust and Banking, the former UFJ Bank, the former UFJ Trust Bank and Separated Subsidiaries.

*3	3/2005 and 9/2005 figures are the sum of the consolidated figures of the former Mitsubishi Tokyo Financial Group and the former UFJ Holdings. 3/2006 figures are the sum of figures of Mitsubishi UFJ Financial Group and the former UFJ Holdings.

*4	3/2005 and 9/2005 figures are consolidated figures of the former Mitsubishi Tokyo Financial Group; 3/2006 figures are consolidated figures of Mitsubishi UFJ Financial Group.

Table 6: Restructuring Progress and Plans (Aggregate of holding company + Bank of Tokyo-Mitsubishi UFJ + Mitsubishi UFJ Trust and Banking)

	Fiscal Year 3/2005 (Actual)		Fiscal Year 3/2006 Forecast		Fiscal Year 3/2007 (Plan)		Fiscal Year 3/2008 (Plan)		Fiscal Year 3/2009 (Plan)		Fiscal Year 3/2010 (Plan)
Number of Directors, Corporate Auditors and Employees
Number of directors and corporate advisors	66	(15)	56	(15)	57	(16)	57	(16)	57	(16)	57	(16)
Non full-time directors	47	(7)	38	(7)	39	(8)	39	(8)	39	(8)	39	(8)
Non-full-time corporate auditors	19	(8)	18	(8)	18	(8)	18	(8)	18	(8)	18	(8)
Total number of employees	38,798		38,677		37,050		36,625		36,332		34,882

* Total number of clerical staff and non-clerical personnel. Includes registered employees seconded to other companies. Excludes contract, part-time, and temporary employment agency workers.

Number of Domestic Branches and Overseas Offices
Head office and domestic branches*1	684(683)		684(677)		684(598)		688(602)		627(580)		565(562)
Overseas offices*2	65		47		47		47		47		47
(Reference) Overseas subsidiaries	37		32		30		30		30		27

*1	Excludes sub-branches, agencies and virtual offices such as those specialized to maintain only designated accounts for transfers and joint-use ATM administration offices.

Numbers in brackets are based on integration through the branch-within-a-branch system.

*2	Excludes sub-branches and representative offices.

			Fiscal Year 3/2005 (Actual)	Fiscal Year 3/2006 Forecast	Fiscal Year 3/2007 (Plan)	Fiscal Year 3/2008 (Plan)	Fiscal Year 3/2009 (Plan)	Fiscal Year 3/2010 (Plan)
Personnel Expenses
Personnel expenses	(millions of yen	)	391,298	427,700	440,900	442,800	443,100	432,000
Salaries and bonuses	(millions of yen	)	272,464	290,600	299,700	300,800	300,900	293,500
Average monthly salary	(thousands of yen	)	491	519	519	519	519	519

Remuneration and Bonuses for Directors and Corporate Auditors
Total remuneration and bonuses*	(millions of yen	)	1,217	1,090	1,250	1,250	1,250	1,250
Remuneration	(millions of yen	)	1,217	1,090	1,250	1,250	1,250	1,250
Bonuses	(millions of yen	)	0	0	0	0	0	0
Average remuneration and bonuses (for full time)	(millions of yen	)	22	23	27	27	27	27
Average retirement allowance	(millions of yen	)	83	80	70	70	70	70

* Sum of amounts in personnel expenses and amounts allocated from retained earnings. Included proportionate applicable amounts where individuals have joint responsibilities.

Non-Personnel Expenses
Non-personnel expenses	(millions of yen	)	700,947	752,800	776,600	766,600	732,100	666,900
Automation-related expenses*	(millions of yen	)	238,639	259,500	293,900	295,900	293,900	244,300
Other	(millions of yen	)	462,308	493,300	482,700	470,700	438,200	422,600

* Recorded on an actual basis including leases

Personnel expenses and Non-personnel Expenses
Personnel expenses and Non-personnel expenses	(millions of yen	)	1,092,245	1,180,500	1,217,500	1,209,400	1,175,200	1,098,900

Table 8 Outline of Committees in Mitsubishi UFJ Financial Group

Committee	Chairperson	Dept. in charge	Frequency	Purpose

General Meeting of Shareholders	President & CEO	Corporate Administration Division	Once a year	Decisions regarding items as prescribed by commercial law and the Articles of Association.

Board of Corporate Auditors	Corporate Auditor	Corporate Auditor	In principle, every month	Decides audit policy and methods, deliberates on reports presented by corporate auditors and formulates audit opinion.

Board of Directors	Chairman	Corporate Administration Division	In principle, every month	Decisions on items as prescribed by commercial law and the Articles of Association, and on items concerning fundamental Group business policy and important items concerning the business of subsidiaries, etc.

Nomination Committee	External Directors	Corporate Administration Division	As necessary	Deliberates on items concerning appointment s to and dismissals from the Boards of Directors of the holding company and subsidiary banks.

Compensation Committee	External Directors	Corporate Administration Division	As necessary	Deliberates on items concerning the compensation of the directors and corporate auditors of the holding company and subsidiary banks.

Internal Audit and Compliance Committee	External Directors	Corporate Auditor	In principle, every month	Deliberates on items concerning the internal audit of the holding company and its subsidiaries and the status of legal compliance, etc.

Executive Committee	President & CEO	Corporate Planning Division	In principle, every other week	Discusses and makes decisions on items delegated to it by the Board of Directors, items concerning the overall business of the Group, items concerning the operation of the holding company, and items concerning the management administration and risk management of subsidiaries, etc.

Advisory Board	President & CEO	Corporate Planning Division	In principle, four times a year	At the request of the Executive Committee advises the Executive Committee on the overall management of the Group from an independent standpoint.

Management Planning Committee	President & CEO	Corporate Planning Division, Financial Planning Division	In principle, four times a year	Deliberates and follows up on the progress towards medium- and long-term, annual and semiannual measures, numerical plans and capital policies of the entire Group.

Corporate Risk Management Committee	Chief Risk Management Officer	Corporate Risk Management Division	Four times a year	Deliberates on important items concerning the integrated risk management policy and framework of the entire Group.

Credit & Investment Committee	Chief Risk Management Officer	Credit & Investment Management Division	In principle, twice a year	Deliberates on important items concerning credit risk management policy and the credit risk management framework and also deliberates on administration of the credit portfolio and its management, and the management of strategic equity investment.

Table 8 Outline of Committees in Mitsubishi UFJ Financial Group (Continued)

Committee	Chairperson	Depts. in charge	Frequency	Purpose

Group Credit Management Committee	Chief Risk Management Officer	Credit & Investment Management Division	In principle, twice a year	Promotes the sharing of awareness of the status of credit concentration of the entire Group.

Disclosure Committee	Chief Financial Officer	Financial Planning Division, Corporate Administration Division	In principle, four times a year	Deliberates on important items concerning the appropriateness of information disclosure, the procedures for and control of information disclosure, information disclosure policy, and the maintenance and improvement of the information disclosure system.

Asset Liability and Capital Management Committee	President & CEO	Corporate Planning Division, Corporate Administration Division, Corporate Risk Management Division	In principle, twice a year	Through analysis of the overall group’s assets and liabilities and economic capital, deliberates on risk and capital management policy

Inquiry Committee	Chief Planning Officer	Corporate Planning Division	As necessary	Deliberates on items concerning disciplinary actions (in respect of employees).

Table 10: Trends in Lending Amounts

(Sum of 3 companies: Bank of Tokyo-Mitsubishi UFJ+Mitsubishi UFJ Trust & Banking+Separate Companies)

(Balances)		(Billions of Yen)
		Fiscal Year 3/2005 (Actual) A	Fiscal Year 3/2006 (Plan) B
Domestic loans	Including impact loans	74,169.7	73,730.9
	Not including impact loans	73,558.3	73,124.2
Loans to SMEs*	Including impact loans	23,942.3	22,479.6
	Not including impact loans	23,800.2	22,337.5
Guaranteed by credit guarantee association		1,079.1	1,048.5
Loans to individuals (exc. business loans)		16,019.8	17,008.0
Housing loans		13,949.1	15,109.9
Others		34,111.7	34,314.4
Overseas loans		6,513.4	6,818.5

Total		80,683.1	80,549.4

*	Loans to SMEs include loans to corporate bodies with capital of less than Yen 300 million (Yen 100 million for wholesalers or Yen 50 million for retail and food service business) and with employees of less than 300 (100 for wholesalers or 50 for retail and food service businesses) and also includes loans made to individuals for business purposes. Excludes loans to consolidated subsidiaries or equity-accounted affiliates.

Change	in amounts on an actual basis after considering required items

		(Billions of Yen)
		Fiscal Year 3/2006 (Plan) B-A+C
Domestic loans	Including impact loans	1,560.9
	Not including impact loans	1,565.6
Loans to SMEs	Including impact loans	10.0
	Not including impact loans	10.0

Change in amounts on an actual basis after considering required items (excluding impact loans)

(Billions of Yen) (Amounts in brackets are SME lending)
Fiscal 3/2006 Plan C
Disposal of problem loans		(	)
Loans written-off		(	)
Partila direct write-offs		(	)
Loss on sales to CCPC		(	)
Asset sales to banks		(	)
Other loan disposal amounts		(	)
Other		(	)
Loans securitized		(	)
Privately placed bonds, etc.		(	)
Subsidiaries, etc.		(	)

Total	1,999.7	1,472.7

Notes:

1.	Non-taxable direct write-offs.

2.	Partial direct write-offs implemented during the fiscal period.

3.	Amount of loans sold to the RCC and others in accordance with Article 53 of the Law Concerning Emergency Measures for the Reconstruction of the Financial System.

4.	Other disposals of non-performing loans affecting the balance.

5.	Amount of loans to creditworthy borrowers securitized.

6.	Amount of effective equivalents to lending, including purchases of privately placed bonds.

7.	Of loans to consolidated subsidairies and equity-accounted affiliates, those contributing to the timely flow of credit to SMEs.

Table 11: Outlook for revenues

1).	Five-year revenue projection and changes resulting from changes to main underlying assumptions

Gross operating profit (before trust account write-offs)				(Billions of Yen)
	3/2006	3/2007	3/2008	3/2009	3/2010
Basic scenario (A)	2,510.3	2,524.7	2,722.0	3,002.4	3,018.9
Note: 3/2006 figures are the sum of figures of Bank of Tokyo-Mitsubishi UFJ, Mitsubishi UFJ Trust and Banking, the former UFJ Bank and the former UFJ Trust Bank.

(Main assumptions)
Unsecured overnight call rate (%)	0.00	0.10	0.23	0.30	0.30
3 month TIBOR (%)	0.09	0.24	0.37	0.46	0.48
10 year JGB yield (%)	1.45	1.89	1.94	2.07	2.13

Outlook resulting from changes to basic scenario				(Billions of Yen)
	3/2006	3/2007	3/2008	3/2009	3/2010
Optimistic scenario (B)	2,510.3	2,528.2	2,771.7	3,101.8	3,335.8
Change (B) – (A)	0.0	3.5	49.7	99.4	316.8
Pessimistic scenario (C)	2,510.3	2,438.5	2,588.1	2,826.8	2,829.9
Change (C) – (A)	0.0	(86.2)	(133.9)	(175.6)	(189.0)

Basic scenario

•	The economy maintains a stable recovery trend and interest rates gently rise.

Optimistic scenario

•	Corporate profitability demonstrates a sustained rise and the expected growth rate makes a major recovery. With a background of increasing personal consumption and incomes the recovery trend becomes clear. the expansion trend becomes clearly defined.

•	As a result of accelerating growth and higher expectations of inflation, long-term interest rates rise.

Pessimistic scenario

•	Corporate productivity and the expected growth rate struggle to increase. Restrained stance towards capital expenditure and employment. Limited recovery in personal consumption.

Table 13: Status of FRL disclosed loans

(Combined figures of former Bank of Tokyo-Mitsubishi+ former Mitsubishi Trust & Banking+ former UFJ Bank+ former UFJ Trust Bank+ UFJ Strategic Partner)

Banking Account	(Billions of Yen)
	End of March 2005		End of Sep. 2005
	Non-consolidated	Consolidated	Non-consolidated	Consolidated
Bankrupt and substantially bankrupt	273.5	384.2	194.2	290.7
High risk	1401.7	1441.2	1266.6	1317.8
Close observation	1289.0	1451.7	1023.2	1113.8
Sub-total	2964.3	3277.2	2484.1	2722.4
Normal*	86288.9	90630.6	88447.0	93168.1

Total	89253.2	93907.9	90931.2	95890.6

Trust Account	(Billions of Yen)
	End of March 2005		End of Sep. 2005
	Non-consolidated	Consolidated	Non-consolidated	Consolidated
Bankrupt and substantially bankrupt	5.6	5.6	0.2	0.2
High risk	5.5	5.5	0.3	0.3
Close observation	32.5	33.4	0.9	0.9
Sub-total	43.7	44.6	1.5	1.5
Normal*	988.7	987.7	227.3	227.3

Total	1,032.4	1,032.4	228.9	228.9

Reserves	(Billions of Yen)
	End of March 2005		End of Sep. 2005
	Non-consolidated	Consolidated	Non-consolidated	Consolidated
General reserve	1,284.0	1,474.8	821.8	1,041.8
Specific reserve	627.2	737.0	519.1	619.9
Specific reserve for overseas loans	1.7	0.5	0.1	0.1
Total loan loss reserve	1,913.2	2,212.4	1,341.0	1,661.8
Reserve for contingent liabilities related to loans sold	—	—	—	—
Reserve for supporting specific borrowers	—	—	—	—
Sub total	1,913.2	2,212.4	1,341.0	1,661.8
Special reserve for Loan Trust	8.2	8.2	7.0	7.0
Reserve for possible impairment of principal	0.5	0.5	0.6	0.6
Sub total	8.8	8.8	7.6	7.6

Total	1,922.0	2,221.3	1,348.6	1,669.4

Note 1:	Consolidated figures for former Mitsubishi Trust and Banking include only lending amounts, acceptance and guarantee liabilities, foreign exchange, and securities lent.

(Temporary payments, accrued interest on loans and other asset are not included).

Note 2:	As confirmed figures for consolidated normal loans of the former UFJ Bank have not been calculated the non-consolidated figure has been recorded.

Table 14 Risk Monitored Loans

(Combined non-consolidated figures for the former Bank of Tokyo-Mitsubishi + former Mitsubishi Trust and Banking + former UFJ Bank + former UFJ Trust Bank + former UFJ Trust Partners + the former UFJ Strategic Partners)

Banking Account	(Billions of Yen)
	End of March 2005		End of Sep. 2005
	Non-consolidated	Consolidated	Non-consolidated	Consolidated
Loans to bankrupt/quasi-bankrupt borrowers (A)	44.5	53.8	48.1	56.4
Other delinquent loans (B)	1500.7	1621.1	1294.4	1395.5
Loans past due 3 months or more (C)	61.2	62.6	18.8	20
Restructured loans (D)	1227.8	1389.1	1004.4	1094.3
Loans with concessionary reduction of interest	30.3	30.6	52.6	52.6
Loans with concessionary rescheduling of interest payment	26.6	26.6	25.3	25.3
Loans with concessionary support to borrowers	431.5	431.5	344.1	345.3
Loans with concessionary rescheduling of principal repayment	657.7	657.7	535	535.8
Others	81.5	242.5	47.1	135
Total (E)=(A)+(B)+(C)+(D)	2834.2	3126.8	2365.8	2566.4
Partial direct write-offs	1448.5	1628.9	1175.9	1335.5
Ratio: (E)/Total loans %	3.6%	3.7%	2.9%	3.0%

Trust Account	(Billions of Yen)
	End of March 2005		End of Sep. 2005
	Non-consolidated	Consolidated	Non-consolidated	Consolidated
Loans to bankrupt/quasi-bankrupt borrowers (A)	1.3	1.3	0.1	0.1
Other delinquent loans (B)	7.4	7.4	0	0
Loans past due 3 months or more (C)	1	1	0.1	0.1
Restructured loans (D)	33.9	34.8	1.2	1.2
Loans with concessionary reduction of interest	19.8	19.8	0.2	0.2
Loans with concessionary rescheduling of interest payment	0.1	0.1	0.1	0.1
Loans with concessionary support to borrowers	1.3	1.3	0	0
Loans with concessionary rescheduling of principal repayment	9	9.9	0.4	0.4
Others	3.5	3.5	0.4	0.4
Total (E)=(A)+(B)+(C)+(D)	43.7	44.6	1.5	1.5
Partial direct write-offs	—	—	—	—
Ratio: (E)/Total loans %	4.2%	4.3%	0.7%	0.7%

Table 15 Credit Related Expenses

(Non-consolidated)	(Billions of Yen)
	FY 3/2005 Actual	Interim 9/2005 Actual	FY 3/2006 Forecast
Credit costs (A)	1,434.3	85.1
Banking account	1,419.1	84.2
Net transfer to specific reserve	241.5	28.4
Loans written-off and others (C)	1,184.5	57.4
Loans written-off	590.8	59.1
Loss on sales of loans to CCPC	0.0	0.0
Loss on sales of assets to RCC*1	7.8	1.5
Loss on sales of other loans	216.1	(3.2)
Loss on supporting specific customers	369.4	0.0
Transfer to reserve for contingent liabilities related to loans sold	0.0	0.0
Transfer to reserve for possible losses on support of specific borrowers	0.0	0.0
Transfer to specific reserve for loans to refinancing countries	(6.9)	(1.7)
Trust account	15.1	0.8
Loans written-off and others (D)	12.1	0.8
Loans written-off	12.8	1.8
Loss on sales of loans to CCPC	0.0	0.0
Loss on sales of assets to RCC*1	0.0	0.0
Loss on sales of other loans	(0.6)	(1.0)
Net transfer to general reserve	(460.4)	(463.4)
Total (A)+(B)	973.8	(378.4)	(470.0)

<Reference>
Direct write-offs through reversal of loan loss reserve	528.2	183.7

Gross direct write-offs (C)+(D)+(E)	1,725.0	242.2

Note 1:	Amount of loans sold to the RCC and others in accordance with Article 53 of the Law Concerning Emergency Measures for the Reconstruction of the Financial System.
Sum of non-consolidated:

2005/3 and 2005/9 figures are actual results of former Bank of Tokyo-Mitsubishi + former UFJ Bank + former Mitsubishi Trust and Banking+ former UFJ Trust Bank.

2006/3 forecasts are for Bank of Tokyo-Mitsubishi UFJ + Mitsubishi UFJ Trust and Banking

(each include separate subsidiaries)

Consolidated	(Billions of Yen)
	FY 3/2005 Actual	Interim 9/2005 Actual	FY 3/2006 Forecast
Credit costs (A)	1,517.2	161.9
Banking account	1,502.0	161.0
Net transfer to specific reserve	232.6	88.2
Loans written-off and others (C)	1,277.1	73.3
Loans written-off	638.5	72.8
Loss on sales of loans to CCPC	0.0	0.0
Loss on sales of assets to RCC*1	8.2	1.5
Loss on sales of other loans	191.8	(1.2)
Loss on supporting specific customers	438.2	0.0
Transfer to reserve for contingent liabilities related to loans sold	0.0	0.0
Transfer to reserve for possible losses on support of specific borrowers	0.0	0.0
Transfer to specific reserve for loans to refinancing countries	(7.7)	(0.4)
Trust account	15.1	0.8
Loans written-off and others (D)	12.1	0.8
Loans written-off	12.8	1.8
Loss on sales of loans to CCPC	0.0	0.0
Loss on sales of assets to RCC*1	0.0	0.0
Loss on sales of other loans	(0.6)	(1.0)
Net transfer to general reserve	(441.7)	(436.4)
Total (A)+(B)	1,075.4	(274.5)

<Reference>
Direct write-offs through reversal of loan loss reserve(E)	552.3	226.3

Gross direct write-offs (C)+(D)+(E)	1,841.5	300.6

Note 1:	Amount of loans sold to the RCC and others in accordance with Article 53 of the Law Concerning Emergency Measures for the Reconstruction of the Financial System.

Simple sum basis: 2005/3 and 2005/9 are actual figures for former MTFG consolidated + former UFJH consolidated.

  2006/3 forecasts are MUFG consolidated.

Table 17 Customer bankruptcies (total of former Bank of Tokyo-Mitsubishi and former Mitsubishi Trust and Banking)

	Internal credit rating as of one year prior to bankruptcy		Internal credit rating as of half year prior to bankruptcy
Internal rating	Number of bankruptcies	Amount (Billions of Yen)	Number of bankruptcies	Amount (Billions of Yen)
1	—	—	—	—
2	—	—	—	—
3	—	—	—	—
4	—	—	1	0.1
5	2	0.8	2	0.8
6	—	—	1	0.1
7	6	0.9	4	0.5
8	4	0.9	4	0.6
9	5	1.1	6	1.5
10	4	0.4	2	0.2
11	5	20.1	5	0.4
12	4	9.6	—	—
13	7	5.4	13	15.2
14	8	48.2	10	68.0
15	—	—	—	—
Unrated	5	0.3	2	0.2

Total	50	87.6	50	87.6

Note 1:	Excluding small-lot loans (lending amount up to Yen 50 million)

Note 2:	Actual lent amounts (before amounts written-off), rounded to the nearest Yen 100 million.

Note 3:	Unrated borrowers: Borrowers not qualifying for a rating or with no credit history at the time.

Note 4:	Internal credit rating as of one year prior to bankruptcy: Rating at end Sep. 2004.

Note 5:	Internal credit rating as of half year prior to bankruptcy: Rating at end Mar. 2005

<For reference>

Loan Classification under the Financial Reconstruction Law

(Billions of Yen)
9/2005 Actual
Bankrupt and substantially bankrupt	79.8
High risk	619.1
Close watch	387.3
Normal	48,006.8
Total	49,093.0

Table 17 Customer bankruptcies (total of former UFJ Bank & Former UFJ Trust Bank)

	Internal credit rating as of one year prior to bankruptcy		Internal credit rating as of half year prior to bankruptcy
Internal rating	Number of bankruptcies	Amount (Billions of Yen)	Number of bankruptcies	Amount (Billions of Yen)
<1>	—	—	—	—
<2>	—	—	—	—
<3>	—	—	—	—
<4>	—	—	—	—
<5>	3	0.4	1	0.2
<6>	6	1.1	2	0.5
<7>	10	9.3	11	3.2
<8>	17	3.9	13	3.4
<9>	17	9	18	7.9
<10>	3	1.8	12	10.1
Unrated	16	1.2	15	1.3
Total	72	26.5	72	26.5

Note 1:	Excluding small-lot loans (lending amount up to Yen 50 million)

Note 2:	Based on actual lent amounts.

Note 3:	Unrated borrowers:	1.	Individual or individual business owner borrowers not qualifying for a rating (housing loan borrowers, etc.)

		2.	Non-rated corporate borrowers (Lending guaranteed by credit association, etc.)

Note 4:	Internal credit rating as of one year prior to bankruptcy: Rating at end Sep. 2004.

Note 5:	Internal credit rating as of half year prior to bankruptcy: Rating at end Mar. 2005

<For reference> Loan Classification under the Financial Reconstruction Law

(Billions of Yen)
9/2005 Actual
Bankrupt and substantially bankrupt	114.6
High risk	647.8
Close watch	636.9
Normal	40,667.5
Total	42,067.0

Table 18: Summary of Appraisal Gains and Losses (consolidated; end Sep. 2005)

(Sum of former Mitsubishi Tokyo Financial Group, Inc. consolidated + former UFJ Holdings consolidated)

Securities				(Billions of Yen	)

	Outstanding balance (Book value)	Unrealized Gain/Loss
		Net	Gain	Loss
Held to Maturity Securities
Securities	2,529.1	12.4	13.6	1.3
Bonds	2,172.1	10.9	11.7	0.8
Stock	—	—	—	—
Others	357.0	1.5	1.8	0.3
Money held in trust	—	—	—	—
Securities issues by Subsidiaries and Affiliates
Securities	65.8	64.5	67.2	2.7
Bonds	—	—	—	—
Stock	61.0	65.8	67.0	1.2
Others	4.7	(1.3)	0.1	1.4
Money held in trust	—	—	—	—
Available-for-sale Securities
Securities	46,129.1	2,117.1	2,459.5	342.3
Bonds	28,424.3	(86.0)	22.9	109.0
Stock	5,930.2	2,112.4	2,190.6	78.0
Others	11,774.5	90.7	245.8	155.1
Money held in trust	162.9	0.3	0.3	—

Others					(Billions of Yen	)
	Book value	Market value	Unrealized Gain/Loss
			Net	Gain	Loss
Commercial-use premises *1	698.4	532.4	(165.8)	—	—
Other premises	—	—	—	—	—
Other assets*2	—	—	—	—	—

Note 1:	Based on the Law Regarding Land Revaluation land used for business purposes has been revalued. (March 1998)

Note 2:	Includes contingent liabilities including derivatives and debt guarantees.

Table 18: Summary of Appraisal Gains and Losses (non-consolidated; end Sep. 2005)

(Former Bank of Tokyo-Mitsubishi+former Mitsubishi Trust and Banking +former UFJ Bank+ former UFJ Trust Bank)

Securities		(Billions of Yen)
	Outstanding balance (Book value)	Unrealized Gain/Loss
		Net	Gain	Loss
Held-to-Maturity Securities
Securities	2,424.2	11.3	11.8	0.4
Bonds	2,117.6	11.3	11.7	0.4
Stock	—	—	—	—
Others	306.5	0.0	0.0	—
Money held in trust	—	—	—	—
Securities issued by Subsidiaries and Affiliates
Securities	320.4	566.8	573.6	6.7
Bonds	—	—	—	—
Stock	139.5	47.8	54.6	6.7
Others	180.9	518.9	518.9	—
Money held in trust	—	—	—	—
Available-for-sale Securities
Securities	44,262.0	1,985.8	2,305.8	319.9
Bonds	28,248.4	(86.5)	21.7	108.4
Stock	5,880.5	1,975.5	2,046.4	70.9
Others	10,133.0	97.0	237.4	140.5
Money held in trust	106.0	0.3	0.3	—

Others			(Billions of Yen)
Unrealized Gain/Loss
	Book value	Market value	Net	Gain	Loss
Commercial-use premises *[1]	653.6	474.9	(178.6)	—	—
Other premises	—	—	—	—	—
Other assets*[2]	—	—	—	—	—

Note 1:	Based on the Law Regarding Land Revaluation land used for business purposes has been revalued. (March 1998)

Note 2:	Includes contingent liabilities including derivatives and debt guarantees.

Table 19 Summary of off-balance sheet transactions Mitsubishi UFJ Financial Group consolidated

		(Billions of Yen)
	Contract Amount/ Notional Principal Amount		Credit Risk (Equivalent Amount)
	End Mar. 2005	End Sep. 2005	End Mar. 2005	End Sep. 2005
Financial futures	142,958.2	90,545.1	0.0	0.0
Interest rate swaps	391,491.0	370,253.5	6,163.0	5,435.4
Currency swaps	14,286.2	30,040.5	986.7	1,804.7
Foreign exchange futures	65,003.9	53,301.6	1,298.8	1,434.7
Interest rate options bought	30,262.9	17,088.2	259.7	214.1
Currency options bought	9,058.9	9,010.3	516.6	483.6
Other derivative instruments	51,981.5	47,865.8	283.4	399.6
Effect of netting	—	—	(4,790.7)	(4,885.7)

Total	705,042.8	618,105.3	4,717.7	4,886.6

Note:	BIS standard basis plus on-exchange transactions and transactions within two weeks of contract date

Sum of the former Mitsubishi Tokyo Financial Group consolidated and the former UFJ Holdings consolidated

Table 20 Composition by creditworthiness (end Sep. 2005)

(Combined figures of former Bank of Tokyo-Mitsubishi+ former Mitsubishi Trust & Banking + former UFJ Bank+ former UFJ Trust Bank+ UFJ Strategic Partner)

		(Billions of Yen)
	Counterparties rating equivalent to BBB/Baa or higher	Counterparties rating equivalent to BB/Ba or lower	Others*	Total
Credit risk exposure equivalent	3,997.2	1,719.5	919.4	6,636.2
Credit cost	0.4	8.4	1.1	10.0
Credit risk amount	3.1	21.3	7.8	32.3

Notes:	1.	Credit risk exposure equivalent amounts are based on the BIS capital regulations current method.

	2.	Tokyo end month middle rates are used for translation of foreign currencies into yen.

	3.	The following transactions are not included:

• Currency futures with a contract period of less than 2 weeks.

	4.	In our 15 level credit rating system a rating of 3 or above is regarded as BBB/Baa and above and a rating of four or below as BB/Ba or below.

	5.	‘Others’ includes credit risk amounts in respect of transactions with individuals and unrated borrowers.